Credit Suisse (Bank) Financial Statements 6M14

Credit Suisse (Bank) Financial Statements 6M14
Report of Independent Registered Public Accounting Firm
Credit Suisse (Bank) Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
Consolidated statements of comprehensive income (unaudited)
Consolidated balance sheets (unaudited)
Consolidated balance sheets (unaudited) (continued)
Consolidated statements of changes in equity (unaudited)
Consolidated statements of cash flows (unaudited)
Consolidated statements of cash flows (unaudited) (continued)
Supplemental cash flow information (unaudited)
Notes to the condensed consolidated financial statements – unaudited
1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments
4 Discontinued operations
5 Segment information
6 Net interest income
7 Commissions and fees
8 Trading revenues
9 Other revenues
10 Provision for credit losses
11 Compensation and benefits
12 General and administrative expenses
13 Trading assets and liabilities
14 Investment securities
15 Loans, allowance for loan losses and credit quality
16 Other assets and other liabilities
17 Long-term debt
18 Accumulated other comprehensive income
19 Offsetting of financial assets and financial liabilities
20 Tax
21 Employee deferred compensation
22 Pension and other post-retirement benefits
23 Derivatives and hedging activities
24 Guarantees and commitments
25 Transfers of financial assets and variable interest entities
26 Financial instruments
27 Assets pledged and collateral
28 Litigation

Report of Independent Registered Public Accounting Firm
to the Board of Directors of

Credit Suisse AG, Zurich

We have reviewed the accompanying condensed consolidated balance sheet of Credit Suisse AG and subsidiaries (the “Bank”) as of June 30, 2014 and the related condensed consolidated statements of operations, changes in equity, comprehensive income and cash flows for the six-month periods ended June 30, 2014 and 2013. These condensed consolidated financial statements are the responsibility of the Bank's management.
We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.
We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Bank as of December 31, 2013, and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows for the year then ended (not presented herein); and in our report dated April 3, 2014, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2013, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

KPMG AG

Simon Ryder                Anthony Anzevino

Licensed Audit Expert   Global Lead Partner

Zurich, Switzerland

July 31, 2014

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Credit Suisse (Bank) Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
in	6M14	6M13
Consolidated statements of operations (CHF million)
Interest and dividend income	9,880	10,771
Interest expense	(5,301)	(6,495)
Net interest income	4,579	4,276
Commissions and fees	6,523	6,687
Trading revenues	751	2,164
Other revenues	1,178	660
Net revenues	13,031	13,787
Provision for credit losses	23	37
Compensation and benefits	5,997	5,843
General and administrative expenses	5,162	3,644
Commission expenses	740	921
Total other operating expenses	5,902	4,565
Total operating expenses	11,899	10,408
Income from continuing operations before taxes	1,109	3,342
Income tax expense	802	925
Income from continuing operations	307	2,417
Income/(loss) from discontinued operations, net of tax	6	(3)
Net income	313	2,414
Net income attributable to noncontrolling interests	184	535
Net income/(loss) attributable to shareholder	129	1,879
of which from continuing operations	123	1,882
of which from discontinued operations	6	(3)

Consolidated statements of comprehensive income (unaudited)
in	6M14	6M13
Comprehensive income (CHF million)
Net income	313	2,414
Gains/(losses) on cash flow hedges	15	(17)
Foreign currency translation	(211)	768
Unrealized gains/(losses) on securities	15	(10)
Actuarial gains/(losses)	19	28
Net prior service credit/(cost)	(1)	0
Other comprehensive income/(loss), net of tax	(163)	769
Comprehensive income	150	3,183
Comprehensive income attributable to noncontrolling interests	160	765
Comprehensive income/(loss) attributable to shareholder	(10)	2,418

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (unaudited)
end of	6M14	2013
Assets (CHF million)
Cash and due from banks	65,883	68,077
of which reported at fair value	724	527
of which reported from consolidated VIEs	916	952
Interest-bearing deposits with banks	3,908	3,385
of which reported at fair value	309	311
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	165,741	160,013
of which reported at fair value	86,586	96,587
of which reported from consolidated VIEs	1,224	1,959
Securities received as collateral, at fair value	21,611	22,800
of which encumbered	16,737	17,964
Trading assets, at fair value	235,636	229,736
of which encumbered	75,778	72,976
of which reported from consolidated VIEs	3,439	3,610
Investment securities	2,028	1,627
of which reported at fair value	2,028	1,627
of which reported from consolidated VIEs	59	100
Other investments	7,565	10,207
of which reported at fair value	5,243	7,590
of which reported from consolidated VIEs	1,928	1,983
Net loans	238,035	231,157
of which reported at fair value	19,897	19,457
of which encumbered	92	638
of which reported from consolidated VIEs	2,008	4,207
allowance for loan losses	(656)	(691)
Premises and equipment	4,614	4,895
of which reported from consolidated VIEs	464	481
Goodwill	7,105	7,121
Other intangible assets	245	210
of which reported at fair value	66	42
Brokerage receivables	56,308	52,044
Other assets	62,998	61,556
of which reported at fair value	31,272	31,518
of which encumbered	439	722
of which reported from consolidated VIEs	13,813	14,329
Assets of discontinued operations held-for-sale	979	1,584
Total assets	872,656	854,412

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (unaudited) (continued)
end of	6M14	2013
Liabilities and equity (CHF million)
Due to banks	26,904	23,147
of which reported at fair value	1,008	1,460
Customer deposits	334,944	321,851
of which reported at fair value	3,219	3,241
of which reported from consolidated VIEs	269	265
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	88,066	94,032
of which reported at fair value	60,529	76,104
Obligation to return securities received as collateral, at fair value	21,611	22,800
Trading liabilities, at fair value	75,125	76,812
of which reported from consolidated VIEs	16	93
Short-term borrowings	29,426	20,193
of which reported at fair value	7,132	6,053
of which reported from consolidated VIEs	8,733	4,286
Long-term debt	138,307	126,641
of which reported at fair value	68,738	61,853
of which reported from consolidated VIEs	11,857	12,992
Brokerage payables	68,842	73,154
Other liabilities	48,480	51,079
of which reported at fair value	20,005	21,971
of which reported from consolidated VIEs	858	710
Liabilities of discontinued operations held-for-sale	742	1,140
Total liabilities	832,447	810,849
Common shares / participation securities	4,400	4,400
Additional paid-in capital	33,872	34,617
Retained earnings	15,260	15,169
Accumulated other comprehensive income/(loss)	(14,333)	(14,194)
Total shareholder's equity	39,199	39,992
Noncontrolling interests	1,010	3,571
Total equity	40,209	43,563

Total liabilities and equity	872,656	854,412

end of	6M14	2013
Additional share information
Par value (CHF)	1.00	1.00
Issued shares	4,399,680,200	4,399,665,200
Shares outstanding	4,399,680,200	4,399,665,200
The Bank's total share capital is fully paid and consists of 4,399,680,200 registered shares. Each share is entitled to one vote. The Bank has no warrants on its own shares outstanding.

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity (unaudited)
	Attributable to shareholder
	Common shares/ participa- tion secu- rities	Additional paid-in capital		Retained earnings	Treasury shares, at cost	[1]	Accumu- lated other compre- hensive income	Total share- holder's equity	Non- controlling interests	Total equity
6M14 (CHF million)
Balance at beginning of period	4,400	34,617		15,169	0		(14,194)	39,992	3,571	43,563
Purchase of subsidiary shares from non- controlling interests, not changing ownership [2,3]	–	–		–	–		–	–	(369)	(369)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [3]	–	–		–	–		–	–	36	36
Net income/(loss)	–	–		129	–		–	129	184	313
Total other comprehensive income/(loss), net of tax	–	–		–	–		(139)	(139)	(24)	(163)
Share-based compensation, net of tax	–	(707)	[4]	–	–		–	(707)	(1)	(708)
Dividends on share-based compensation, net of tax	–	(39)		–	–		–	(39)	–	(39)
Dividends paid	–	–		(38)	–		–	(38)	(21)	(59)
Changes in redeemable noncontrolling interests	–	2		–	–		–	2	–	2
Changes in scope of consolidation, net	–	–		–	–		–	–	(2,366)	(2,366)
Other	–	(1)		–	–		–	(1)	–	(1)
Balance at end of period	4,400	33,872		15,260	0		(14,333)	39,199	1,010	40,209
6M13 (CHF million)
Balance at beginning of period	4,400	28,686		13,637	0		(11,956)	34,767	7,394	42,161
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–		–	–		–	–	(606)	(606)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–		–	–		–	–	333	333
Net income/(loss)	–	–		1,879	–		–	1,879	535	2,414
Total other comprehensive income/(loss), net of tax	–	–		–	–		539	539	230	769
Share-based compensation, net of tax	–	(381)		–	–		–	(381)	(1)	(382)
Dividends on share-based compensation, net of tax	–	(88)		–	–		–	(88)	–	(88)
Dividends paid	–	–		(124)	–		–	(124)	(23)	(147)
Changes in redeemable noncontrolling interests	–	(5)		–	–		–	(5)	–	(5)
Changes in scope of consolidation, net	–	–		–	–		–	–	8	8
Balance at end of period	4,400	28,212		15,392	0		(11,417)	36,587	7,870	44,457
1 Reflects Credit Suisse Group shares which are reported as treasury shares. Those shares are held to economically hedge share award obligations.
2 Distributions to owners in funds include the return of original capital invested and any related dividends.
3 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
4 Includes a net tax charge of CHF (36) million from the excess recognized compensation expense over fair value of shares delivered.

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows (unaudited)
in	6M14	6M13
Operating activities of continuing operations (CHF million)
Net income	313	2,414
(Income)/loss from discontinued operations, net of tax	(6)	3
Income from continuing operations	307	2,417
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)
Impairment, depreciation and amortization	617	663
Provision for credit losses	23	37
Deferred tax provision/(benefit)	533	601
Share of net income/(loss) from equity method investments	257	139
Trading assets and liabilities, net	(6,064)	13,668
(Increase)/decrease in other assets	(10,095)	(22,963)
Increase/(decrease) in other liabilities	(4,109)	22,142
Other, net	707	(2,187)
Total adjustments	(18,131)	12,100
Net cash provided by/(used in) operating activities of continuing operations	(17,824)	14,517
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	(532)	1,559
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(5,762)	14,007
Purchase of investment securities	(459)	(212)
Proceeds from sale of investment securities	48	36
Maturities of investment securities	10	39
Investments in subsidiaries and other investments	(451)	(639)
Proceeds from sale of other investments	823	1,348
(Increase)/decrease in loans	(8,428)	(1,828)
Proceeds from sales of loans	943	484
Capital expenditures for premises and equipment and other intangible assets	(407)	(436)
Proceeds from sale of premises and equipment and other intangible assets	0	8
Other, net	149	(2)
Net cash provided by/(used in) investing activities of continuing operations	(14,066)	14,364

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows (unaudited) (continued)
in	6M14	6M13
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	16,697	15,271
Increase/(decrease) in short-term borrowings	9,095	5,896
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(5,659)	(37,364)
Issuances of long-term debt	32,030	17,017
Repayments of long-term debt	(21,686)	(33,087)
Dividends paid	(59)	(147)
Other, net	(1,111)	(1,094)
Net cash provided by/(used in) financing activities of continuing operations	29,307	(33,508)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	572	1,128
Net cash provided by/(used in) discontinued operations (CHF million)
Net cash provided by/(used in) discontinued operations	(183)	(348)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	(2,194)	(3,847)

Cash and due from banks at beginning of period	68,077	61,376
Cash and due from banks at end of period	65,883	57,529

Supplemental cash flow information (unaudited)
in	6M14	6M13
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	777	439
Cash paid for interest	5,413	6,437
Assets acquired and liabilities assumed in business acquisitions (CHF million)
Fair value of assets acquired	32	0
Assets and liabilities sold in business divestitures (CHF million)
Assets sold	8	0
Liabilities sold	1	0

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Notes to the condensed consolidated financial statements – unaudited
1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse AG (the Bank) are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the US GAAP consolidated financial statements and notes thereto for the year ended December 31, 2013, included in the Credit Suisse Group AG & Credit Suisse AG Annual Report 2013 (Credit Suisse Annual Report 2013).
> Refer to “Note 1 – Summary of significant accounting policies” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2013 for a description of the Bank’s significant accounting policies.

Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP but not required for interim reporting purposes has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The results of operations for interim periods are not indicative of results for the entire year.
In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions, which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2 Recently issued accounting standards
> Refer to “Note 2 – Recently issued accounting standards” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2013 for a complete description of recently adopted accounting standards.
> Refer to “Note 2 – Recently issued accounting standards” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q14 for the most recently adopted accounting standards and standards to be adopted in future periods.

The impact on the Bank’s and Group’s financial condition, results of operations or cash flows was or is expected to be identical.

3 Business developments
> Refer to “Note 4 – Discontinued operations” for information on business divestitures in 6M14.

In April 2014, the Bank entered into an agreement with the current head of Credit Suisse Hedging-Griffo Asset Management pursuant to which he will be the controlling shareholder of a new firm, Verde Asset Management, and the Bank will be a minority shareholder. The transaction is subject to customary closing conditions and the approval of the change of management to Verde Asset Management by shareholders of the relevant funds managed by Credit Suisse Hedging-Griffo. The transaction is expected to close by year-end 2014.
In July 2014, the Bank entered into an agreement to sell Private Banking & Wealth Management’s local affluent and upper affluent business in Italy to Banca Generali S.p.A. The transaction also includes approximately 60 agents of Credit Suisse (Italy) S.p.A., with over EUR 2.0 billion of assets under management. The transaction is expected to close by November 2014, subject to customary closing conditions, including related to regulatory requirements and labor agreements.
In July 2014, the Bank announced that with respect to the global macro products business, it decided to exit its small commodities trading business. The Bank will also re-focus its foreign exchange business towards a combination of electronic trading and voice offering for larger and more complex trades and will further simplify its rates product offering to focus primarily on satisfying client liquidity needs in cash products and derivatives.

4 Discontinued operations
In December 2013, the Bank announced the sale of its domestic private banking business booked in Germany (German private banking business) to Bethmann Bank AG, a subsidiary of ABN AMRO. This transaction is subject to customary closing conditions and is expected to close in the course of 2014. As of the end of 6M14, the German private banking business had total assets and liabilities of CHF 979 million and CHF 742 million, respectively, that were held-for-sale. Bethmann Bank AG and ABN AMRO are companies unrelated to the Group.
In January 2014, the Bank completed the sale of Customized Fund Investment Group (CFIG), its private equity fund of funds and co-investment business, to Grosvenor Capital Management and recognized a pre-tax gain on disposal of CHF 91 million in 6M14 net of allocated goodwill of CHF 23 million. As of the end of 2013, CFIG had total assets of CHF 31 million that were held-for-sale. The Group continues to hold investments in, and have unfunded commitments to, investment funds managed by CFIG. Grosvenor Capital Management is a company unrelated to the Group.
In March 2014, the Bank completed the spin-off of DLJ Merchant Banking Partners, the Group’s mid-market leveraged buyout business, for no consideration to aPriori Capital Partners L.P., an independent advisory firm established and controlled by members of the business’ management. The transaction was completed with no gain or loss from disposal and insignificant impact on net revenues, operating expenses and net income/(loss) from discontinued operations for 6M14 and prior periods have not been restated. The Group will retain certain carried interest rights. aPriori Capital Partners L.P. is a company unrelated to the Group.
> Refer to “Note 4 – Discontinued operations” in III – Consolidated financial statements – unaudited Credit Suisse Financial Report 2Q14 for further information.

Assets held-for-sale
end of	6M14	2013
German private banking business (CHF million)
Cash	277	960
Loans	686	575
Other assets	16	18
Total assets held-for-sale	979	1,553
CFIG (CHF million)
Fees receivable	–	8
Goodwill	–	23
Total assets held-for-sale	–	31
Bank (CHF million)
Total assets held-for-sale	979	1,584

Liabilities held-for-sale
end of	6M14	2013
German private banking business (CHF million)
Deposits	696	1,118
Other liabilities	46	22
Total liabilities held-for-sale	742	1,140
Bank (CHF million)
Total liabilities held-for-sale	742	1,140

Income/(loss) from discontinued operations
in	6M14	6M13
Operations-related (CHF million)
Net revenues	24	142
of which German private banking business	20	26
of which ETF business	–	29
of which Strategic Partners	–	28
of which CFIG	0	56
Operating expenses	28	111
of which German private banking business	26	38
of which ETF business	–	20
of which Strategic Partners	–	8
of which CFIG	0	41
Income tax expense/(benefit)	1	22
of which German private banking business	0	(1)
of which ETF business	–	5
of which Strategic Partners	–	9
of which CFIG	0	9
Income/(loss), net of tax	(5)	9
of which German private banking business	(6)	(11)
of which ETF business	–	4
of which Strategic Partners	–	11
of which CFIG	0	6
Transaction-related (CHF million)
Gain on disposal	91	–
of which CFIG	91	–
Operating expenses	41	20
of which German private banking business	35	–
of which ETF business	–	6
of which Strategic Partners	–	12
of which CFIG	0	2
Income tax expense/(benefit)	39	(8)
of which ETF business	–	(2)
of which Strategic Partners	–	(5)
of which CFIG	42	(1)
Income/(loss), net of tax	11	(12)
of which German private banking business	(35)	–
of which ETF business	–	(4)
of which Strategic Partners	–	(7)
of which CFIG	49	(1)
Discontinued operations – total (CHF million)
Income/(loss) from discontinued operations, net of tax	6	(3)
of which German private banking business	(41)	(11)
of which ETF business	–	0
of which Strategic Partners	–	4
of which CFIG	49	5

5 Segment information
Overview
For purpose of presentation of reportable segments, the Bank has included accounts of affiliate entities wholly owned by the same parent which are managed together with the operating segments of the Bank. These affiliate entities include certain bank and trust affiliates, primarily managed by Private Banking & Wealth Management. Income from continuing operations before taxes of these non-consolidated affiliate entities included in the segment presentation for 6M14 and 6M13 were CHF 129 million and CHF 121 million, respectively. For the same periods, net revenues of these non-consolidated affiliate entities included in the segment presentation were CHF 322 million and CHF 328 million, respectively. Total assets of these non-consolidated affiliate entities included in the segment presentation as of June 30, 2014 and December 31, 2013 were CHF 25.6 billion and CHF 25.4 billion, respectively.
> Refer to “Note 5 – Segment information” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q14 for further information.

Net revenues and income before taxes
in	6M14	6M13
Net revenues (CHF million)
Private Banking & Wealth Management	6,286	6,697
Investment Banking	6,758	7,345
Adjustments [1,2]	(13)	(255)
Net revenues	13,031	13,787
Income/(loss) before taxes (CHF million)
Private Banking & Wealth Management	263	1,798
Investment Banking	1,579	2,054
Adjustments [1,3]	(733)	(510)
Income before taxes	1,109	3,342
1
Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice versa, and certain expenses that were not allocated to the segments.

2
Includes noncontrolling interest-related revenues of CHF 397 million and CHF 229 million in 6M14 and 6M13, respectively, from the consolidation of certain private equity funds and other entities in which the Bank does not have a significant economic interest in such revenues.

3
Includes noncontrolling interest income of CHF 374 million and CHF 210 million in 6M14 and 6M13, respectively, from the consolidation of certain private equity funds and other entities in which the Bank does not have a significant economic interest in such income.

Total assets
end of	6M14	2013
Total assets (CHF million)
Private Banking & Wealth Management	322,669	316,491
Investment Banking	525,101	519,712
Adjustments [1]	24,886	18,209
Total assets	872,656	854,412
1
Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice versa, and certain expenses that were not allocated to the segments.

6 Net interest income
in	6M14	6M13
Net interest income (CHF million)
Loans	2,191	2,136
Investment securities	14	16
Trading assets	5,566	6,130
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,103	1,376
Other	1,006	1,113
Interest and dividend income	9,880	10,771
Deposits	(479)	(507)
Short-term borrowings	(52)	(33)
Trading liabilities	(2,387)	(3,098)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(523)	(733)
Long-term debt	(1,716)	(2,003)
Other	(144)	(121)
Interest expense	(5,301)	(6,495)
Net interest income	4,579	4,276

7 Commissions and fees
in	6M14	6M13
Commissions and fees (CHF million)
Lending business	867	910
Investment and portfolio management	1,776	1,861
Other securities business	50	51
Fiduciary business	1,826	1,912
Underwriting	1,096	898
Brokerage	1,849	2,149
Underwriting and brokerage	2,945	3,047
Other services	885	818
Commissions and fees	6,523	6,687

8 Trading revenues
in	6M14	6M13
Trading revenues (CHF million)
Interest rate products	4,120	595
Foreign exchange products	(2,352)	897
Equity/index-related products	(488)	479
Credit products	(810)	(44)
Commodity, emission and energy products	46	191
Other products	235	46
Total	751	2,164
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.

9 Other revenues
in	6M14	6M13
Other revenues (CHF million)
Noncontrolling interests without significant economic interest	388	249
Loans held-for-sale	0	(3)
Long-lived assets held-for-sale	25	(22)
Equity method investments	110	60
Other investments	201	102
Other	454	274
Other revenues	1,178	660

10 Provision for credit losses
in	6M14	6M13
Provision for credit losses (CHF million)
Provision for loan losses	22	32
Provision for lending-related and other exposures	1	5
Provision for credit losses	23	37

11 Compensation and benefits
in	6M14	6M13
Compensation and benefits (CHF million)
Salaries and variable compensation	5,082	4,925
Social security	461	443
Other [1]	454	475
Compensation and benefits [2]	5,997	5,843
1 Includes pension and other post-retirement expense of CHF 316 million and CHF 319 million in 6M14 and 6M13, respectively.
2 Includes severance and other compensation expense relating to headcount reductions of CHF 86 million and CHF 144 million as of 6M14 and 6M13, respectively.

12 General and administrative expenses
in	6M14	6M13
General and administrative expenses (CHF million)
Occupancy expenses	569	561
IT, machinery, etc.	682	759
Provisions and losses	1,921	443
Travel and entertainment	165	176
Professional services	1,053	883
Amortization and impairment of other intangible assets	10	13
Other	762	809
General and administrative expenses	5,162	3,644

13 Trading assets and liabilities
end of	6M14	2013
Trading assets (CHF million)
Debt securities	105,080	110,115
Equity securities [1]	88,341	76,835
Derivative instruments [2]	30,943	31,787
Other	11,272	10,999
Trading assets	235,636	229,736
Trading liabilities (CHF million)
Short positions	40,617	40,162
Derivative instruments [2]	34,508	36,650
Trading liabilities	75,125	76,812
1 Including convertible bonds.
2 Amounts shown net of cash collateral receivables and payables.

Cash collateral on derivative instruments
end of	6M14	2013
Cash collateral – netted (CHF million) [1]
Cash collateral paid	25,208	23,929
Cash collateral received	20,069	20,512
Cash collateral – not netted (CHF million) [2]
Cash collateral paid	8,094	8,359
Cash collateral received	12,846	11,664
1 Recorded as cash collateral netting on derivative instruments in Note 19 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 16 – Other assets and other liabilities.

14 Investment securities
end of	6M14	2013
Investment securities (CHF million)
Securities available-for-sale	2,028	1,627
Total investment securities	2,028	1,627

Investment securities by type
	6M14				2013
end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
6M14 (CHF million)
Debt securities issued by foreign governments	1,544	40	0	1,584	1,136	29	1	1,164
Corporate debt securities	279	0	0	279	262	0	0	262
Collateralized debt obligations	59	0	0	59	100	0	0	100
Debt securities available-for-sale	1,882	40	0	1,922	1,498	29	1	1,526
Banks, trust and insurance companies	74	22	0	96	74	18	0	92
Industry and all other	10	0	0	10	9	0	0	9
Equity securities available-for-sale	84	22	0	106	83	18	0	101
Securities available-for-sale	1,966	62	0	2,028	1,581	47	1	1,627

Gross unrealized losses on investment securities and the related fair value
	Less than 12 months		12 months or more		Total
end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
2013 (CHF million)
Debt securities issued by foreign governments	89	1	0	0	89	1
Debt securities available-for-sale	89	1	0	0	89	1

There were no unrealized losses on investment securities in 6M14. No significant impairment was recorded as the Bank does not intend to sell the investments, nor is it more likely than not that the Bank will be required to sell the investments before the recovery of their amortized cost bases, which may be maturity.

Proceeds from sales, realized gains and realized losses from available-for-sale securities
	6M14		6M13
in	Debt securities	Equity securities	Debt securities	Equity securities
Additional information (CHF million)
Proceeds from sales	41	7	27	9

Amortized cost, fair value and average yield of debt securities
	Debt securities available-for-sale
end of	Amortized cost	Fair value	Average yield (in %)
6M14 (CHF million)
Due within 1 year	401	402	1.03
Due from 1 to 5 years	1,001	1,031	2.41
Due from 5 to 10 years	480	489	1.32
Total debt securities	1,882	1,922	1.84

15 Loans, allowance for loan losses and credit quality
> Refer to “Note 16 – Loans, allowance for loan losses and credit quality” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q14 and “Note 17 – Loans, allowance for loan losses and credit quality” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2013 for further information.

Loans
end of	6M14	2013
Loans (CHF million)
Mortgages	82,870	81,115
Loans collateralized by securities	35,783	31,472
Consumer finance	2,598	3,025
Consumer	121,251	115,612
Real estate	24,510	24,673
Commercial and industrial loans	62,753	60,375
Financial institutions	27,334	28,473
Governments and public institutions	3,016	2,864
Corporate & institutional	117,613	116,385
Gross loans	238,864	231,997
of which held at amortized cost	218,967	212,540
of which held at fair value	19,897	19,457
Net (unearned income)/deferred expenses	(173)	(149)
Allowance for loan losses	(656)	(691)
Net loans	238,035	231,157
Gross loans by location (CHF million)
Switzerland	139,595	135,813
Foreign	99,269	96,184
Gross loans	238,864	231,997
Impaired loan portfolio (CHF million)
Non-performing loans	654	659
Non-interest-earning loans	264	255
Total non-performing and non-interest-earning loans	918	914
Restructured loans	83	6
Potential problem loans	198	274
Total other impaired loans	281	280
Gross impaired loans	1,199	1,194

Allowance for loan losses
	6M14			6M13
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	134	557	691	143	578	721
Net movements recognized in statements of operations	5	17	22	3	29	32
Gross write-offs	(16)	(78)	(94)	(17)	(82)	(99)
Recoveries	7	20	27	10	24	34
Net write-offs	(9)	(58)	(67)	(7)	(58)	(65)
Provisions for interest	2	8	10	2	10	12
Foreign currency translation impact and other adjustments, net	0	0	0	4	9	13
Balance at end of period	132	524	656	145	568	713
of which individually evaluated for impairment	104	378	482	115	412	527
of which collectively evaluated for impairment	28	146	174	30	156	186
Gross loans held at amortized cost (CHF million)
Balance at end of period	121,239	97,728	218,967	114,453	96,583	211,036
of which individually evaluated for impairment [1]	407	792	1,199	384	984	1,368
of which collectively evaluated for impairment	120,832	96,936	217,768	114,069	95,599	209,668
1 Represents gross impaired loans both with and without a specific allowance.

Purchases, reclassifications and sales
	6M14			6M13
in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	29	1,405	1,434	0	2,115	2,115
Reclassifications from loans held-for-sale [2]	0	188	188	0	106	106
Reclassifications to loans held-for-sale [3]	0	410	410	0	308	308
Sales [3]	0	64	64	0	187	187
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.

Gross loans held at amortized cost by internal counterparty rating
end of	AAA	AA	A	BBB	BB	B	CCC	CC	C	D	Total
6M14 (CHF million)
Mortgages	399	2,233	16,917	51,039	11,430	638	30	0	0	184	82,870
Loans collateralized by securities	1,776	716	4,552	26,213	2,197	228	5	9	0	87	35,783
Consumer finance	249	51	109	1,594	459	17	1	0	0	106	2,586
Consumer	2,424	3,000	21,578	78,846	14,086	883	36	9	0	377	121,239
Real estate	865	1,522	2,463	13,744	5,134	222	0	0	0	92	24,042
Commercial and industrial loans	403	924	1,626	21,561	22,466	3,767	223	15	3	547	51,535
Financial institutions	924	1,528	8,668	6,893	2,249	441	104	17	0	98	20,922
Governments and public institutions	47	303	131	353	115	58	222	0	0	0	1,229
Corporate & institutional	2,239	4,277	12,888	42,551	29,964	4,488	549	32	3	737	97,728
Gross loans held at amortized cost	4,663	7,277	34,466	121,397	44,050	5,371	585	41	3	1,114	218,967
Value of collateral [1]	3,689	6,175	25,621	114,675	37,310	3,827	106	32	0	631	192,066
2013 (CHF million)
Mortgages	295	2,189	16,030	49,618	12,052	732	36	0	0	163	81,115
Loans collateralized by securities	182	348	4,208	24,442	2,101	89	2	6	0	94	31,472
Consumer finance	0	14	222	2,339	335	19	0	0	0	85	3,014
Consumer	477	2,551	20,460	76,399	14,488	840	38	6	0	342	115,601
Real estate [2]	1,343	991	3,330	12,484	5,701	308	0	1	0	69	24,227
Commercial and industrial loans [2]	135	675	1,716	20,337	21,620	3,453	227	6	0	596	48,765
Financial institutions [2]	1,319	1,689	10,274	6,045	2,436	776	14	1	0	112	22,666
Governments and public institutions	37	275	141	386	146	73	223	0	0	0	1,281
Corporate & institutional	2,834	3,630	15,461	39,252	29,903	4,610	464	8	0	777	96,939
Gross loans held at amortized cost	3,311	6,181	35,921	115,651	44,391	5,450	502	14	0	1,119	212,540
Value of collateral [1]	2,540	4,842	26,486	107,470	37,699	3,066	85	0	0	514	182,702
1 Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, collateral values are generally values at the time of granting the loan.

Gross loans held at amortized cost – aging analysis
	Current	Past due
end of		Up to 30 days	31-60 days	61-90 days	More than 90 days	Total	Total
6M14 (CHF million)
Mortgages	82,482	144	41	28	175	388	82,870
Loans collateralized by securities	35,564	118	3	10	88	219	35,783
Consumer finance	1,944	540	28	38	36	642	2,586
Consumer	119,990	802	72	76	299	1,249	121,239
Real estate	23,933	18	1	0	90	109	24,042
Commercial and industrial loans	50,580	522	64	120	249	955	51,535
Financial institutions	20,634	171	2	0	115	288	20,922
Governments and public institutions	1,227	2	0	0	0	2	1,229
Corporate & institutional	96,374	713	67	120	454	1,354	97,728
Gross loans held at amortized cost	216,364	1,515	139	196	753	2,603	218,967
2013 (CHF million)
Mortgages	80,823	103	25	24	140	292	81,115
Loans collateralized by securities	31,272	95	2	12	91	200	31,472
Consumer finance	2,650	277	38	28	21	364	3,014
Consumer	114,745	475	65	64	252	856	115,601
Real estate [1]	24,139	18	2	1	67	88	24,227
Commercial and industrial loans [1]	48,035	272	73	72	313	730	48,765
Financial institutions [1]	22,477	84	2	1	102	189	22,666
Governments and public institutions	1,276	5	0	0	0	5	1,281
Corporate & institutional	95,927	379	77	74	482	1,012	96,939
Gross loans held at amortized cost	210,672	854	142	138	734	1,868	212,540

Gross impaired loans by category
	Non-performing and non-interest earning loans			Other impaired loans
end of	Non- performing loans	Non- interest- earning loans	Total	Restruc- tured loans	Potential problem loans	Total	Total
6M14 (CHF million)
Mortgages	169	14	183	0	23	23	206
Loans collateralized by securities	22	68	90	0	3	3	93
Consumer finance	93	5	98	0	10	10	108
Consumer	284	87	371	0	36	36	407
Real estate	77	14	91	0	3	3	94
Commercial and industrial loans	209	131	340	83	156	239	579
Financial institutions	84	32	116	0	3	3	119
Corporate & institutional	370	177	547	83	162	245	792
Gross impaired loans	654	264	918	83	198	281	1,199
2013 (CHF million)
Mortgages	144	7	151	0	21	21	172
Loans collateralized by securities	20	71	91	0	5	5	96
Consumer finance	81	5	86	0	0	0	86
Consumer	245	83	328	0	26	26	354
Real estate	52	13	65	0	5	5	70
Commercial and industrial loans	291	126	417	6	215	221	638
Financial institutions	71	33	104	0	28	28	132
Corporate & institutional	414	172	586	6	248	254	840
Gross impaired loans	659	255	914	6	274	280	1,194

Gross impaired loan detail
	6M14			2013
end of	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance
Gross impaired loan detail (CHF million)
Mortgages	161	151	18	162	153	16
Loans collateralized by securities	67	63	51	67	63	54
Consumer finance	68	67	35	68	67	34
Consumer	296	281	104	297	283	104
Real estate	92	87	10	68	63	13
Commercial and industrial loans	547	500	298	629	584	312
Financial institutions	119	114	70	131	127	82
Corporate & institutional	758	701	378	828	774	407
Gross impaired loans with a specific allowance	1,054	982	482	1,125	1,057	511
Mortgages	45	45	–	10	10	–
Loans collateralized by securities	26	26	–	29	29	–
Consumer finance	40	40	–	18	18	–
Consumer	111	111	–	57	57	–
Real estate	2	2	–	2	2	–
Commercial and industrial loans	32	32	–	9	9	–
Financial institutions	0	0	–	1	1	–
Corporate & institutional	34	34	–	12	12	–
Gross impaired loans without specific allowance	145	145	–	69	69	–
Gross impaired loans	1,199	1,127	482	1,194	1,126	511
of which consumer	407	392	104	354	340	104
of which corporate & institutional	792	735	378	840	786	407

Gross impaired loan detail (continued)
	6M14			6M13
in	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis
Gross impaired loan detail (CHF million)
Mortgages	155	1	1	149	1	1
Loans collateralized by securities	65	0	0	71	1	0
Consumer finance	67	0	0	99	0	0
Consumer	287	1	1	319	2	1
Real estate	79	0	0	63	0	0
Commercial and industrial loans	616	0	0	700	3	3
Financial institutions	124	0	0	145	0	0
Corporate & institutional	819	0	0	908	3	3
Gross impaired loans with a specific allowance	1,106	1	1	1,227	5	4
Mortgages	18	0	0	26	0	0
Loans collateralized by securities	34	0	0	27	0	0
Consumer finance	20	0	0	29	0	0
Consumer	72	0	0	82	0	0
Real estate	13	0	0	7	0	0
Commercial and industrial loans	10	0	0	103	0	0
Financial institutions	0	0	0	3	0	0
Corporate & institutional	23	0	0	113	0	0
Gross impaired loans without specific allowance	95	0	0	195	0	0
Gross impaired loans	1,201	1	1	1,422	5	4
of which consumer	359	1	1	401	2	1
of which corporate & institutional	842	0	0	1,021	3	3

16 Other assets and other liabilities
end of	6M14	2013
Other assets (CHF million)
Cash collateral on derivative instruments	8,094	8,359
Cash collateral on non-derivative transactions	2,445	1,412
Derivative instruments used for hedging	2,100	2,062
Assets held-for-sale	20,102	19,306
of which loans	19,755	18,914
of which real estate	347	392
Assets held for separate accounts	9,046	11,236
Interest and fees receivable	6,017	4,839
Deferred tax assets	5,539	6,179
Prepaid expenses	643	568
Failed purchases	2,996	2,365
Other	6,016	5,230
Other assets	62,998	61,556
Other liabilities (CHF million)
Cash collateral on derivative instruments	12,846	11,664
Cash collateral on non-derivative transactions	738	955
Derivative instruments used for hedging	202	384
Provisions [1]	2,642	2,630
of which off-balance sheet risk	58	59
Liabilities held for separate accounts	9,046	11,236
Interest and fees payable	5,924	5,569
Current tax liabilities	738	805
Deferred tax liabilities	61	80
Failed sales	1,267	2,396
Other	15,016	15,360
Other liabilities	48,480	51,079
1 Includes provisions for bridge commitments.

17 Long-term debt
Long-term debt
end of	6M14	2013
Long-term debt (CHF million)
Senior	104,377	91,893
Subordinated	22,073	21,756
Non-recourse liabilities from consolidated VIEs	11,857	12,992
Long-term debt	138,307	126,641
of which reported at fair value	68,738	61,853
of which structured notes	41,739	34,817

Structured notes by product
end of	6M14	2013
Structured notes (CHF million)
Equity	29,855	22,607
Fixed income	6,080	6,455
Credit	4,778	5,016
Other	1,026	739
Total structured notes	41,739	34,817

18 Accumulated other comprehensive income
Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Accumu- lated other compre- hensive income
6M14 (CHF million)
Balance at beginning of period	9	(13,527)	35	(714)	3	(14,194)
Increase/(decrease)	24	(187)	15	(3)	0	(151)
Reclassification adjustments, included in net income	(9)	0	0	22	(1)	12
Total increase/(decrease)	15	(187)	15	19	(1)	(139)
Balance at end of period	24	(13,714)	50	(695)	2	(14,333)
6M13 (CHF million)
Balance at beginning of period	7	(11,349)	53	(670)	3	(11,956)
Increase/(decrease)	(17)	492	(10)	0	0	465
Reclassification adjustments, included in net income	0	46	0	28	0	74
Total increase/(decrease)	(17)	538	(10)	28	0	539
Balance at end of period	(10)	(10,811)	43	(642)	3	(11,417)

Details on significant reclassification adjustments
in	6M14	6M13
Reclassification adjustments, included in net income (CHF million)
Cumulative translation adjustments
Sale of subsidiaries	0	46	[1]
Actuarial gains/(losses)
Amortization of recognized actuarial losses [2]	31	44
Tax expense/(benefit)	(9)	(16)
Net of tax	22	28
1
Includes net releases of CHF 46 million on the sale of JO Hambro. Upon settlement in 3Q13, further net releases of CHF 38 million were recognized. These were reclassified from cumulative translation adjustments and included in net income in other revenues, offset by a gain on the transaction.

2 These components are included in the computation of total benefit costs. Refer to "Note 22 – Pension and other post-retirement benefits" for further information.

19 Offsetting of financial assets and financial liabilities
> Refer to “Note 20 – Offsetting of financial assets and financial liabilities” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q14 for further information.

Offsetting of derivatives
	6M14		2013
end of	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	212.8	207.1	265.3	262.0
OTC	182.5	178.7	183.0	178.0
Exchange-traded	0.2	0.0	0.2	0.2
Interest rate products	395.5	385.8	448.5	440.2
OTC	41.7	53.7	58.4	68.2
Exchange-traded	0.1	0.1	0.1	0.2
Foreign exchange products	41.8	53.8	58.5	68.4
OTC	13.6	16.1	15.5	18.6
Exchange-traded	12.8	14.4	14.8	15.1
Equity/index-related products	26.4	30.5	30.3	33.7
OTC-cleared	6.4	5.9	5.2	5.1
OTC	18.6	19.8	20.8	21.2
Credit derivatives	25.0	25.7	26.0	26.3
OTC	3.9	2.7	4.4	4.1
Exchange-traded	0.3	0.7	0.7	0.6
Other products	4.2	3.4	5.1	4.7
OTC-cleared	219.2	213.0	270.5	267.1
OTC	260.3	271.0	282.1	290.1
Exchange-traded	13.4	15.2	15.8	16.1
Total gross derivatives subject to enforceable master netting agreements	492.9	499.2	568.4	573.3
Offsetting (CHF billion)
OTC-cleared	(216.2)	(212.8)	(269.1)	(267.0)
OTC	(239.8)	(247.9)	(260.6)	(265.6)
Exchange-traded	(13.1)	(13.6)	(15.1)	(15.1)
Offsetting	(469.1)	(474.3)	(544.8)	(547.7)
of which counterparty netting	(449.0)	(449.0)	(523.8)	(523.8)
of which cash collateral netting	(20.1)	(25.3)	(21.0)	(23.9)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	3.0	0.2	1.4	0.1
OTC	20.5	23.1	21.5	24.5
Exchange-traded	0.3	1.6	0.7	1.0
Total net derivatives subject to enforceable master netting agreements	23.8	24.9	23.6	25.6
Total derivatives not subject to enforceable master netting agreements [1]	9.2	9.8	10.3	11.4
Total net derivatives presented in the consolidated balance sheets	33.0	34.7	33.9	37.0
of which recorded in trading assets and trading liabilities	30.9	34.5	31.8	36.6
of which recorded in other assets and other liabilities	2.1	0.2	2.1	0.4
1 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Offsetting of securities purchased under resale agreements and securities borrowing transactions
	6M14				2013
end of	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	113.6	(32.4)	81.2		112.0	(25.1)	86.9
Securities borrowing transactions	16.7	0.0	16.7		22.7	(1.7)	21.0
Total subject to enforceable master netting agreements	130.3	(32.4)	97.9		134.7	(26.8)	107.9
Total not subject to enforceable master netting agreements [1]	67.8	–	67.8		52.1	–	52.1
Total	198.1	(32.4)	165.7	[2]	186.8	(26.8)	160.0	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 86,586 million and CHF 96,587 million of the total net amount as of June 30, 2014 and December 31, 2013, respectively, are reported at fair value.

Offsetting of securities sold under repurchase agreements and securities lending transactions
	6M14				2013
end of	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	82.8	(32.4)	50.4		86.5	(26.8)	59.7
Securities lending transactions	9.3	0.0	9.3		6.6	0.0	6.6
Obligation to return securities received as collateral, at fair value	17.3	0.0	17.3		18.5	0.0	18.5
Total subject to enforceable master netting agreements	109.4	(32.4)	77.0		111.6	(26.8)	84.8
Total not subject to enforceable master netting agreements [1]	32.7	–	32.7		32.0	–	32.0
Total	142.1	(32.4)	109.7		143.6	(26.8)	116.8
of which securities sold under repurchase agreements and securities lending transactions	120.5	(32.4)	88.1	[2]	120.8	(26.8)	94.0	[2]
of which obligation to return securities received as collateral, at fair value	21.6	0.0	21.6		22.8	0.0	22.8
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 60,529 million and CHF 76,104 million of the total net amount as of June 30, 2014 and December 31, 2013, respectively, are reported at fair value.

Amounts not offset in the consolidated balance sheets
	6M14						2013
end of	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	23.8	4.2		0.0		19.6	23.6	4.9		0.1		18.6
Securities purchased under resale agreements	81.2	81.2		0.0		0.0	86.9	86.9		0.0		0.0
Securities borrowing transactions	16.7	16.3		0.0		0.4	21.0	20.2		0.0		0.8
Total financial assets subject to enforceable master netting agreements	121.7	101.7		0.0		20.0	131.5	112.0		0.1		19.4
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	24.9	9.6		0.0		15.3	25.6	9.9		0.0		15.7
Securities sold under repurchase agreements	50.4	50.4		0.0		0.0	59.7	59.7		0.0		0.0
Securities lending transactions	9.3	9.1		0.0		0.2	6.6	6.2		0.0		0.4
Obligation to return securities received as collateral, at fair value	17.3	16.5		0.0		0.8	18.5	17.5		0.0		1.0
Total financial liabilities subject to enforceable master netting agreements	101.9	85.6		0.0		16.3	110.4	93.3		0.0		17.1
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

20 Tax
The effective tax rate of 72.3% in 6M14 mainly reflected the impact of the geographical mix of results, an income tax expense of CHF 151 million from a change in the New York state tax laws enacted in 6M14, the recognition of additional Swiss deferred tax assets relating to timing differences following certain changes in Swiss GAAP and the re-assessment of UK deferred tax assets resulting in a reduction of deferred tax assets on net operating losses. It also reflected that the majority of the litigation settlement charge of CHF 1,618 million was non-deductible. Overall, net deferred tax assets decreased CHF 621 million to CHF 5,478 million as of the end of 6M14 compared to 2013.
The presentation of income tax expense and deferred tax assets and liabilities is in accordance with Accounting Standards Codification Topic 740 – Income Taxes guidance to interim reporting.
The quarterly income tax expense includes the impact of the continuous re-assessment of the estimated annual effective tax rate as well as the impact of items that need to be recorded in the specific interim period in which they occur.
Net deferred tax assets related to net operating losses, net deferred tax assets on temporary differences and net deferred tax liabilities are presented in the following manner. Nettable gross deferred tax liabilities are allocated on a pro-rata basis to gross deferred tax assets on net operating losses and gross deferred tax assets on temporary differences. This approach is aligned with the underlying treatment of netting gross deferred tax assets and liabilities under the Basel III framework. Valuation allowances have been allocated against such deferred tax assets on net operating losses first with any remainder allocated to such deferred tax assets on temporary differences. This presentation is considered the most appropriate disclosure given the underlying nature of the gross deferred tax balances.
As of June 30, 2014, the Bank had accumulated undistributed earnings from foreign subsidiaries of CHF 6.2 billion which are considered indefinitely reinvested. The Bank would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
The Bank is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions, including the US, the UK and Switzerland. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 57 million in unrecognized tax benefits within 12 months of the reporting date.
The Bank remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Switzerland – 2010; Brazil – 2009; Japan – 2009; the UK – 2006; the US – 2006; and the Netherlands – 2005.

Effective tax rate
in	6M14	6M13
Effective tax rate (%)	72.3	27.7

Tax expense reconciliation
in	6M14
CHF million
Income tax expense computed at the statutory tax rate of 22%	244
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	366
Changes in tax law and rates	151
Other non-deductible expenses	443
Changes in deferred tax valuation allowance	513
Lower taxed income	(34)
Income taxable to noncontrolling interests	(153)
Change in recognition of outside basis difference	(733)
Tax deductible impairments of Swiss subsidiary investments	(18)
Other	23
Income tax expense	802

Foreign tax rate differential
6M14 included a foreign tax expense of CHF 366 million in respect of profits earned in higher tax jurisdictions, mainly Brazil and the US.

Changes in tax law and rates
6M14 included a tax expense of CHF 151 million related to the change in New York state tax laws.

Other non-deductible expenses
6M14 included the impact of CHF 328 million relating to the non-deductible amount of the litigation settlement charge, non-deductible interest expenses of CHF 79 million, non-deductible bank levy costs and other non-deductible compensation expenses of CHF 32 million.

Changes in deferred tax valuation allowance
6M14 included the impact of the increase of valuation allowances of CHF 113 million mainly in respect of three of the Bank’s operating entities, two in Europe and one in Asia, related to estimated current year earnings. Additionally, it also included an increase in valuation allowance for previously recognized deferred tax assets in respect of a Bank operating entity in the UK of CHF 400 million.

Lower taxed income
6M14 included a CHF 22 million income tax benefit related to non-taxable life insurance income and a tax benefit of CHF 12 million from non-taxable dividends.

Change in recognition of outside basis difference
6M14 included a CHF 733 million income tax benefit related to the enactment of a Swiss GAAP change impacting the expected reversal of the outside basis differences relating to Swiss subsidiary investments.

Other
6M14 included a tax charge of CHF 15 million relating to non-recoverable foreign taxes and a tax charge of CHF 5 million relating to the increase of tax contingency accruals.

Net deferred tax assets
end of	6M14	2013
Net deferred tax assets (CHF million)
Deferred tax assets	5,539	6,179
of which net operating losses	758	1,380
of which deductible temporary differences	4,781	4,799
Deferred tax liabilities	(61)	(80)
Net deferred tax assets	5,478	6,099

21 Employee deferred compensation
> Refer to “Note 22 – Employee deferred compensation” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q14 and “Note 27 – Employee deferred compensation” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2013 for further information.

Deferred compensation expense
in	6M14	6M13
Deferred compensation expense (CHF million)
Share awards	476	453
Performance share awards	328	326
Contingent Capital Awards	174	–
Capital Opportunity Facility awards	5	–
Plus Bond awards [1]	17	16
2011 Partner Asset Facility awards [2]	10	(30)
Adjustable Performance Plan share awards [3]	(2)	21
Adjustable Performance Plan cash awards [3]	(13)	(1)
Restricted Cash Awards	47	91
Scaled Incentive Share Units [3]	(3)	23
Incentive Share Units [4]	0	(2)
2008 Partner Asset Facility awards [2]	83	53
Other cash awards	221	234
Discontinued operations	(9)	(6)
Total deferred compensation expense	1,334	1,178
1
Compensation expense primarily relates to mark-to-market changes of the underlying assets of the Plus Bonds and the amortization of the voluntary Plus Bonds elected in 6M13 and expensed over a three-year vesting period.

2 Compensation expense mainly includes the change in underlying fair value of the indexed assets during the period.
3 Includes forfeitures and downward adjustments according to the plan terms and conditions.
4 Includes forfeitures.

Additional information
end of	6M14
Estimated unrecognized deferred compensation expense (CHF million)
Share awards	1,190
Performance share awards	529
Contingent Capital Awards	275
Capital Opportunity Facility awards	6
Plus Bond awards	10
Adjustable Performance Plan share awards	4
Adjustable Performance Plan cash awards	5
Restricted Cash Awards	82
Other cash awards	210
Estimated unrecognized deferred compensation expense	2,311

Weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.2

6M14 activity
In 6M14, the Bank granted share awards, performance share awards and Contingent Capital Awards as part of the 2013 variable compensation. Expense recognition for these awards began in 6M14 and will continue over the remaining service or vesting period of each respective award.

Share awards
In 6M14, the Bank granted 34.9 million shares at a weighted-average share price of CHF 27.84. Each share award granted entitles the holder of the award to receive one Group share, does not contain a leverage component or a multiplier effect and is subject to service conditions as it vests over three years, such that the share award vests equally on each of the three anniversaries of the grant date. Included in the share awards granted in 6M14 are 2.7 million share awards with a fair value of CHF 66 million granted to certain employees in June 2014 for the 2014 performance year.

Performance share awards
In 6M14, the Bank granted 24.0 million performance shares at a weighted-average share price of CHF 28.13. Each performance share award granted entitles the holder of the award to receive one Group share. The performance share award also vests over three years such that the performance share award vests equally on each of the three anniversaries of the grant date. Unlike the share award, however, the outstanding performance share award is subject to a negative adjustment in the event of a divisional loss or a negative return on equity of the Group.

Contingent Capital Awards
In 6M14, the Bank awarded Contingent Capital Awards with a total value of CHF 391 million that will be expensed over a three-year period from the grant date.

Share-based award activity
	6M14
Number of awards (in millions)	Share awards	Performance share awards	Adjustable Performance Plan share awards		SISU awards	ISU awards
Share-based award activity
Balance at beginning of period	72.2	40.7	14.0		4.6	1.2
Granted	34.9	24.0	0.8	[1]	0.0	0.0
Settled	(27.6)	(15.7)	(7.3)		(4.4)	0.0
Forfeited	(1.7)	(0.3)	(0.2)		(0.1)	(0.5)
Balance at end of period	77.8	48.7	7.3		0.1	0.7
of which vested	5.0	2.6	1.0		0.1	0.1
of which unvested	72.8	46.1	6.3		0.0	0.6
1 Represents additional units earned in 6M14 as the original Adjustable Performance Plan awards met performance criteria in accordance with the terms and conditions of the awards.

22 Pension and other post-retirement benefits
> Refer to “Note 23 – Pension and other post-retirement benefits” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q14 and “Note 29 – Pension and other post-retirement benefits” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2013 for further information.

The Bank expects to contribute CHF 137 million to the international single-employer defined benefit pension plans and other post-retirement defined benefit plans in 2014. As of June 30, 2014, CHF 24 million of contributions had been made.

Components of total benefit costs
in	6M14	6M13
Total benefit costs (CHF million)
Service costs on benefit obligation	11	14
Interest costs on benefit obligation	71	65
Expected return on plan assets	(88)	(81)
Amortization of recognized actuarial losses	31	44
Total benefit costs	25	42

23 Derivatives and hedging activities
> Refer to “Note 24 – Derivatives and hedging activities” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q14 and to “Note 30 – Derivatives and hedging activities” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2013 for further information.

Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Bank.
Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Bank elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.
> Refer to “Note 26 – Financial instruments” for further information.

Fair value of derivative instruments
	Trading			Hedging			[1]
end of 6M14	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	11,635.4	4.4	4.8	0.0	0.0	0.0
Swaps	27,385.4	340.9	333.6	51.0	2.6	0.8
Options bought and sold (OTC)	3,705.9	48.8	48.4	0.0	0.0	0.0
Futures	1,287.2	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	688.8	0.2	0.1	0.0	0.0	0.0
Interest rate products	44,702.7	394.3	386.9	51.0	2.6	0.8
Forwards	1,992.9	12.3	12.7	25.3	0.2	0.0
Swaps	1,409.6	22.9	35.0	0.0	0.0	0.1
Options bought and sold (OTC)	952.6	8.5	9.3	9.8	0.0	0.0
Futures	49.7	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	14.5	0.1	0.1	0.0	0.0	0.0
Foreign exchange products	4,419.3	43.8	57.1	35.1	0.2	0.1
Forwards	4.3	0.7	0.1	0.0	0.0	0.0
Swaps	263.4	5.1	7.9	0.0	0.0	0.0
Options bought and sold (OTC)	242.3	10.4	10.0	0.0	0.0	0.0
Futures	56.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	430.3	14.5	15.9	0.0	0.0	0.0
Equity/index-related products	997.2	30.7	33.9	0.0	0.0	0.0
Credit derivatives [2]	1,356.4	25.7	26.3	0.0	0.0	0.0
Forwards	20.2	0.6	0.4	0.0	0.0	0.0
Swaps	48.1	2.7	2.0	0.0	0.0	0.0
Options bought and sold (OTC)	34.0	0.9	0.8	0.0	0.0	0.0
Futures	30.7	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	51.8	0.6	0.7	0.0	0.0	0.0
Other products [3]	184.8	4.8	3.9	0.0	0.0	0.0
Total derivative instruments	51,660.4	499.3	508.1	86.1	2.8	0.9
The notional amount, PRV and NRV (trading and hedging) was CHF 51,746.5 billion, CHF 502.1 billion and CHF 509.0 billion, respectively, as of June 30, 2014.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity, energy and emission products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]
end of 2013	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	9,366.2	2.5	2.6	0.0	0.0	0.0
Swaps	30,593.2	399.7	393.7	63.7	2.7	0.6
Options bought and sold (OTC)	3,889.5	44.3	44.9	0.0	0.0	0.0
Futures	830.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	705.9	0.3	0.2	0.0	0.0	0.0
Interest rate products	45,385.6	446.8	441.4	63.7	2.7	0.6
Forwards	2,098.6	21.6	21.5	30.5	0.3	0.1
Swaps	1,382.2	28.8	39.2	0.0	0.0	0.0
Options bought and sold (OTC)	815.6	10.7	11.6	9.4	0.0	0.0
Futures	48.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	5.5	0.1	0.2	0.0	0.0	0.0
Foreign exchange products	4,350.7	61.2	72.5	39.9	0.3	0.1
Forwards	4.0	0.7	0.1	0.0	0.0	0.0
Swaps	236.1	5.4	8.0	0.0	0.0	0.0
Options bought and sold (OTC)	225.7	12.4	12.1	0.0	0.0	0.0
Futures	50.6	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	416.2	17.0	17.2	0.0	0.0	0.0
Equity/index-related products	932.6	35.5	37.4	0.0	0.0	0.0
Credit derivatives [3]	1,483.3	26.8	27.2	0.0	0.0	0.0
Forwards	19.2	0.7	1.1	0.0	0.0	0.0
Swaps	45.5	2.9	2.5	0.0	0.0	0.0
Options bought and sold (OTC)	35.1	1.1	1.0	0.0	0.0	0.0
Futures	31.1	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	48.9	0.7	0.9	0.0	0.0	0.0
Other products [4]	179.8	5.4	5.5	0.0	0.0	0.0
Total derivative instruments	52,332.0	575.7	584.0	103.6	3.0	0.7
The notional amount, PRV and NRV (trading and hedging) was CHF 52,435.6 billion, CHF 578.7 billion and CHF 584.7 billion, respectively, as of December 31, 2013.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Prior period amounts have been corrected to reclassify the notional amounts from other products to foreign exchange products.
3 Primarily credit default swaps.
4 Primarily precious metals, commodity, energy and emission products.

Fair value of derivative instruments
> Refer to “Note 19 – Offsetting of financial assets and financial liabilities” for further information on the offsetting of derivative instruments.

Fair value hedges
in	6M14	6M13
Gains/(losses) recognized in income on derivatives (CHF million)
Interest rate products	(254)	274
Foreign exchange products	2	(8)
Total	(252)	266
Gains/(losses) recognized in income on hedged items (CHF million)
Interest rate products	253	(274)
Foreign exchange products	(2)	8
Total	251	(266)
Details of fair value hedges (CHF million)
Net gains/(losses) on the ineffective portion	(1)	0
Represents gains/(losses) recognized in trading revenues.

Cash flow hedges
in	6M14	6M13
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Interest rate products	27	(20)
Foreign exchange products	1	0
Total	28	(20)
Gains/(losses) reclassified from AOCI into income (CHF million)
Interest rate products [1]	9	0
Foreign exchange products [2]	0	0
Total	9	0
Details of cash flow hedges (CHF million)
Net gains on the ineffective portion [1]	(1)	0
1 Included in trading revenues.
2 Included in other revenues.

As of the end of 6M14, the maximum length of time over which the Bank hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was five years.
The net loss associated with cash flow hedges expected to be reclassified from accumulated other comprehensive income (AOCI) within the next 12 months was CHF 16 million.

Net investment hedges
in	6M14	6M13
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Foreign exchange products	220	(291)
Total	220	(291)

The Bank includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 8 – Trading revenues” for gains and losses on trading activities by product type.

Disclosures relating to contingent credit risk
The following table provides the Bank’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and special purpose entities (SPEs) that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch and a two-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.

Contingent credit risk
	6M14				2013
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	11.9	0.9	0.2	13.0	11.7	1.1	0.1	12.9
Collateral posted	11.0	0.9	–	11.9	10.6	1.2	–	11.8
Additional collateral required in a one-notch downgrade event	0.6	0.6	0.0	1.2	0.6	0.8	0.0	1.4
Additional collateral required in a two-notch downgrade event	2.0	0.8	0.1	2.9	2.3	1.1	0.0	3.4
1 Additional collateral required in a two-notch downgrade event has been corrected.

Credit derivatives
> Refer to “Note 30 – Derivatives and hedging activities” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2013 for further information on credit derivatives.

Credit protection sold/purchased
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.
Certain cash collateralized debt obligations (CDOs) and other derivative instruments were excluded as they do not fall within the scope of US GAAP rules. Total return swaps (TRS) of CHF 9.9 billion and CHF 7.4 billion as of the end of 6M14 and 2013, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.

Credit protection sold/purchased
	6M14						2013
end of	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold	Credit protection sold		Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(285.0)	271.4		(13.6)	34.8	5.9	(305.9)		287.9		(18.0)	37.7		5.2
Non-investment grade	(102.2)	98.5		(3.7)	14.8	3.2	(108.7)		104.9		(3.8)	10.5		2.5
Total single-name instruments	(387.2)	369.9		(17.3)	49.6	9.1	(414.6)	[3]	392.8	[3]	(21.8)	48.2	[3]	7.7	[3]
of which sovereign	(77.7)	75.2		(2.5)	8.3	0.3	(88.1)		85.0		(3.1)	8.9		(0.4)
of which non-sovereign	(309.5)	294.7		(14.8)	41.3	8.8	(326.5)		307.8		(18.7)	39.3		8.1
Multi-name instruments (CHF billion)
Investment grade [2]	(182.6)	178.4		(4.2)	42.8	2.9	(219.1)		212.1		(7.0)	47.3		3.3
Non-investment grade	(62.5)	54.9	[4]	(7.6)	11.3	0.8	(65.0)		59.0	[4]	(6.0)	13.5		1.5
Total multi-name instruments	(245.1)	233.3		(11.8)	54.1	3.7	(284.1)	[3]	271.1	[3]	(13.0)	60.8	[3]	4.8	[3]
of which sovereign	(6.0)	11.4		5.4	1.1	0.2	(10.8)		10.9		0.1	1.1		0.0
of which non-sovereign	(239.1)	221.9		(17.2)	53.0	3.5	(273.3)		260.2		(13.1)	59.7		4.8
Total instruments (CHF billion)
Investment grade [2]	(467.6)	449.8		(17.8)	77.6	8.8	(525.0)		500.0		(25.0)	85.0		8.5
Non-investment grade	(164.7)	153.4		(11.3)	26.1	4.0	(173.7)		163.9		(9.8)	24.0		4.0
Total instruments	(632.3)	603.2		(29.1)	103.7	12.8	(698.7)		663.9		(34.8)	109.0		12.5
of which sovereign	(83.7)	86.6		2.9	9.4	0.5	(98.9)		95.9		(3.0)	10.0		(0.4)
of which non-sovereign	(548.6)	516.6		(32.0)	94.3	12.3	(599.8)		568.0		(31.8)	99.0		12.9
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Credit protection instruments have been corrected to reclassify certain single-name instruments to multi-name instruments.
4 Includes the Clock Finance transaction.

The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.

Credit derivatives
end of	6M14	2013
Credit derivatives (CHF billion)
Credit protection sold	632.3	698.7
Credit protection purchased	603.2	663.9
Other protection purchased	103.7	109.0
Other instruments [1]	17.2	11.7
Total credit derivatives	1,356.4	1,483.3
1 Consists of certain cash collateralized debt obligations, total return swaps and other derivative instruments.

The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.

Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
6M14 (CHF billion)
Single-name instruments	82.7	258.2	46.3	387.2
Multi-name instruments	31.5	153.6	60.0	245.1
Total instruments	114.2	411.8	106.3	632.3
2013 (CHF billion)
Single-name instruments	91.2	281.4	42.0	414.6
Multi-name instruments	19.2	208.2	56.7	284.1
Total instruments	110.4	489.6	98.7	698.7

24 Guarantees and commitments
> Refer to “Note 25 – Guarantees and commitments” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q14 and to “Note 31 – Guarantees and commitments” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2013 for further information.

Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
6M14 (CHF million)
Credit guarantees and similar instruments	2,684	1,461	4,145	3,954		11	2,211
Performance guarantees and similar instruments	4,933	2,335	7,268	6,416		60	3,034
Securities lending indemnifications	11,968	0	11,968	11,968		0	11,968
Derivatives [2]	21,972	9,010	30,982	30,982		664	–	[3]
Other guarantees	3,195	1,224	4,419	4,407		38	2,428
Total guarantees	44,752	14,030	58,782	57,727		773	19,641
2013 (CHF million)
Credit guarantees and similar instruments [4]	2,682	1,526	4,208	4,060		14	2,330
Performance guarantees and similar instruments [4]	4,819	3,049	7,868	6,946		103	3,277
Securities lending indemnifications	11,479	0	11,479	11,479		0	11,479
Derivatives [2]	18,247	13,403	31,650	31,650		715	–	[3]
Other guarantees	3,894	1,197	5,091	5,068		3	2,606
Total guarantees	41,121	19,175	60,296	59,203		835	19,692
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Bank had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

3 Collateral for derivatives accounted for as guarantees is not considered significant.
4 Prior period has been corrected.

Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by Swiss Financial Market Supervisory Authority FINMA (FINMA) or by compulsory liquidation of another deposit taking bank, the Bank’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Bank’s banking subsidiaries in Switzerland, the Bank’s share in the deposit insurance guarantee program for the period July 1, 2013 to June 30, 2014 was CHF 0.5 billion. These deposit insurance guarantees were reflected in other guarantees. For the period July 1, 2014 to June 30, 2015, the Bank’s share in this deposit insurance guarantee program based on FINMA’s estimate will be unchanged at CHF 0.5 billion.

Representations and warranties on residential mortgage loans sold
In connection with Investment Banking’s sale of US residential mortgage loans, the Bank has provided certain representations and warranties relating to the loans sold.
With respect to its outstanding repurchase claims, the Bank is unable to estimate reasonably possible losses in excess of the amounts accrued because of the heterogeneity of its portfolio, the complexity of legal and factual determinations related to each claim, the limited amount of discovery and/or other factors.
The following tables present the total amount of residential mortgage loans sold during the period from January 1, 2004 to June 30, 2014 by counterparty type and the development of outstanding repurchase claims and provisions for outstanding repurchase claims and provisions for outstanding repurchase claims in 6M14 and 6M13, including realized losses from the repurchase of residential mortgage loans sold.

Residential mortgage loans sold
Residential mortgage loans sold from January 1, 2004 to June 30, 2014 (USD billion)
Government-sponsored enterprises	8.2
Private investors [1]	24.0
Non-agency securitizations	134.5	[2]
Total	166.7
1 Primarily banks.
2
The outstanding balance of residential mortgage loans as of June 30, 2014 was USD 25.3 billion. The difference of the total balance of mortgage loans sold and the outstanding balance as of June 30, 2014 is attributable to borrower payments of USD 90.1 billion and losses of USD 19.1 billion due to loan defaults.

Residential mortgage loans sold – outstanding repurchase claims
	6M14					6M13
	Government- sponsored enterprises	Private investors	Non- agency securiti- zations	Total		Government- sponsored enterprises	Private investors	Non- agency securiti- zations	Total
Outstanding repurchase claims (USD million)
Balance at beginning of period	77	420	83	580		67	464	1,395	1,926
New claims	9	1	320	330		36	115	489	640
Claims settled through repurchases	0	0	0	0		(4)	0	(2)	(6)	[1]
Other settlements	(4)	(416)	(5)	(425)	[2]	(8)	(155)	(7)	(170)	[2]
Total claims settled	(4)	(416)	(5)	(425)		(12)	(155)	(9)	(176)
Claims rescinded	(15)	0	0	(15)		(10)	(4)	0	(14)
Transfers to arbitration and litigation, net [3]	0	(2)	(315)	(317)		0	0	(681)	(681)
Balance at end of period	67	3	83	153		81	420	1,194	1,695
1 Settled at a repurchased price of USD 6 million.
2 Settled at USD 66 million and USD 25 million in 6M14 and 6M13, respectively.
3 Refer to "Note 28 – Litigation" for repurchase claims that are in arbitration or litigation.

Provisions for outstanding repurchase claims
	6M14		6M13
Provisions for outstanding repurchase claims (USD million) [1]
Balance at beginning of period	146		55
Increase/(decrease) in provisions, net	(20)		74
Realized losses [2]	(66)	[3]	(31)
Balance at end of period [4]	60		98
1 Excludes provisions for repurchase claims related to residential mortgage loans sold that are in arbitration or litigation. Refer to "Note 28 – Litigation" for further information.
2 Includes indemnifications paid to resolve loan repurchase claims.
3 Primarily related to private investors.
4 Primarily related to government-sponsored enterprises.

Other commitments
	6M14							2013
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount		Total net amount	[1]	Collateral received	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount		Total net amount	[1]	Collateral received
Other commitments (CHF million)
Irrevocable commitments under documentary credits	4,605	28	4,633		4,476		2,725	5,478	28	5,506		5,446		3,380
Irrevocable loan commitments	37,941	70,511	108,452	[2]	104,569		52,451	27,154	69,661	96,815	[2]	92,557		47,995
Forward reverse repurchase agreements	28,969	–	28,969		28,969		28,969	26,893	–	26,893		26,893		26,893
Other commitments	3,925	1,305	5,230		5,230		2,679	2,436	1,409	3,845		3,845		351
Total other commitments	75,440	71,844	147,284		143,244		86,824	61,961	71,098	133,059		128,741		78,619
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 92,257 million and CHF 87,161 million of unused credit limits as of the end of 6M14 and 2013, respectively, which were revocable at the Bank's sole discretion upon notice to the client. The prior period has been adjusted to the current presentation.

25 Transfers of financial assets and variable interest entities
> Refer to “Note 26 – Transfers of financial assets and variable interest entities in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial report 2Q14 and “Note 32 – Transfers of financial assets and variable interest entities in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2013 for further information.

Transfers of financial assets
Securitizations
The following table provides the gains or losses and proceeds from the transfer of assets relating to 6M14 and 6M13 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with cash flows between the Bank and the SPEs used in any securitizations in which the Bank still has continuing involvement, regardless of when the securitization occurred.

Securitizations
in	6M14	6M13
Gains and cash flows (CHF million)
CMBS
Net gain [1]	3	1
Proceeds from transfer of assets	1,581	3,631
Servicing fees	0	0
Cash received on interests that continue to be held	53	32
RMBS
Net gain/(loss) [1]	14	2
Proceeds from transfer of assets	10,842	14,257
Purchases of previously transferred financial assets or its underlying collateral	(4)	(8)
Servicing fees	1	2
Cash received on interests that continue to be held	206	275
Other asset-backed financings
Net gain [1]	15	7
Proceeds from transfer of assets	964	553
Purchases of previously transferred financial assets or its underlying collateral [2]	0	(65)
Cash received on interests that continue to be held	4	329
1
Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans.

2 Represents market making activity and voluntary repurchases at fair value where no repurchase obligations were present.

Continuing involvement in transferred financial assets
The following table provides the outstanding principal balance of assets to which the Bank continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of June 30, 2014 and December 31, 2013, regardless of when the transfer of assets occurred.

Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	6M14	2013
CHF million
CMBS
Principal amount outstanding	36,855	37,308
Total assets of SPE	47,837	48,715
RMBS
Principal amount outstanding	45,774	45,571
Total assets of SPE	47,591	48,741
Other asset-backed financings
Principal amount outstanding	23,632	27,854
Total assets of SPE	23,632	27,854
Principal amount outstanding relates to assets transferred from the Bank and does not include principle amounts for assets transferred from third parties.

Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement is determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Bank may utilize to hedge the inherent risks.

Key economic assumptions at the time of transfer
> Refer to “Note 27 – Financial instruments” for information on fair value hierarchy levels.

Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
	6M14							6M13
at time of transfer, in			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			566				1,865			158				1,963
of which level 2			501				1,720			141				1,922
of which level 3			65				145			17				41
Weighted-average life, in years			3.6				4.6			8.9				7.0
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	1.5	–	23.0			–	[2]	6.3	–	31.0
Cash flow discount rate (rate per annum), in % [3]	1.0	–	11.0		2.0	–	17.0	1.6	–	8.2		0.0	–	45.9
Expected credit losses (rate per annum), in %	1.0	–	2.0		2.6	–	14.0	0.0	–	7.5		0.0	–	45.8
Transfers of assets in which the Bank does not have beneficial interests are not included in this table.
1
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100 % prepayment assumption assumes a prepayment rate of 0.2 % per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 % thereafter during the term of the mortgage loan, leveling off to a CPR of 6 % per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR .

2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
3 The rate was based on the weighted-average yield on the beneficial interests.

Key economic assumptions as of the reporting date
The following tables provide the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of June 30, 2013 and December 31, 2012.

Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
	6M14											2013
end of			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			1,297				2,761			204				1,132				2,354			284
of which non-investment grade			8				350			157				26				359			204
Weighted-average life, in years			5.4				8.5			4.7				6.5				8.6			3.7
Prepayment speed assumption (rate per annum), in % [3]			–		1.3	–	35.0			–				–		1.0	–	23.5			–
Impact on fair value from 10% adverse change			–				(31.0)			–				–				(26.6)			–
Impact on fair value from 20% adverse change			–				(61.0)			–				–				(48.6)			–
Cash flow discount rate (rate per annum), in % [4]	1.4	–	24.4		1.8	–	39.6	0.2	–	21.2		1.1	–	37.1		1.7	–	22.4	1.0	–	23.1
Impact on fair value from 10% adverse change			(20.7)				(57.3)			(2.8)				(25.5)				(65.0)			(2.4)
Impact on fair value from 20% adverse change			(40.6)				(111.5)			(5.5)				(50.0)				(124.9)			(4.9)
Expected credit losses (rate per annum), in %	0.9	–	23.6		1.3	–	38.4	1.1	–	9.7		0.2	–	36.6		0.1	–	17.3	0.7	–	21.0
Impact on fair value from 10% adverse change			(9.8)				(34.3)			(0.9)				(10.9)				(42.2)			(0.4)
Impact on fair value from 20% adverse change			(19.6)				(67.3)			(1.7)				(21.5)				(79.6)			(0.7)
1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2 CDOs within this category are generally structured to be protected from prepayment risk.
3
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100 % prepayment assumption assumes a prepayment rate of 0.2 % per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 % thereafter during the term of the mortgage loan, leveling off to a CPR of 6 % per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR .

4 The rate was based on the weighted-average yield on the beneficial interests.

Secured borrowings
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of June 30, 2014 and December 31, 2013.
> Refer to “Note 27 – Assets pledged and collateral” for information on assets pledged or assigned.

Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	6M14	2013
CHF million
CMBS
Other assets	244	432
Liability to SPE, included in Other liabilities	(244)	(432)
Other asset-backed financings
Trading assets	165	216
Other assets	162	157
Liability to SPE, included in Other liabilities	(327)	(373)

Variable interest entities
Consolidated VIEs
The consolidated variable interest entities (VIEs) tables provide the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of June 30, 2014 and December 31, 2013.

Consolidated VIEs in which the Bank was the primary beneficiary
			Financial intermediation
end of	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
6M14 (CHF million)
Cash and due from banks	619	0	50	113	100	34	916
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	1,224	0	0	0	0	1,224
Trading assets	768	51	0	1,507	731	382	3,439
Investment securities	0	59	0	0	0	0	59
Other investments	0	0	0	46	1,489	393	1,928
Net loans	0	579	876	0	18	535	2,008
Premises and equipment	0	0	0	0	392	72	464
Other assets	6,881	1,639	3,424	3	227	1,639	13,813
of which loans held-for-sale	6,843	0	2,245	0	54	0	9,142
Total assets of consolidated VIEs	8,268	3,552	4,350	1,669	2,957	3,055	23,851
Customer deposits	0	0	0	0	0	269	269
Trading liabilities	6	0	0	0	7	3	16
Short-term borrowings	0	8,733	0	0	0	0	8,733
Long-term debt	8,260	21	2,796	327	87	366	11,857
Other liabilities	24	40	196	19	153	426	858
Total liabilities of consolidated VIEs	8,290	8,794	2,992	346	247	1,064	21,733
2013 (CHF million)
Cash and due from banks	702	1	2	100	87	60	952
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	1,959	0	0	0	0	1,959
Trading assets	869	51	3	1,687	665	335	3,610
Investment securities	0	100	0	0	0	0	100
Other investments	0	0	0	0	1,491	492	1,983
Net loans	0	2,012	885	0	779	531	4,207
Premises and equipment	0	0	0	0	415	66	481
Other assets	7,516	1,473	3,353	0	307	1,680	14,329
of which loans held-for-sale	7,479	0	3,093	0	56	0	10,628
Total assets of consolidated VIEs	9,087	5,596	4,243	1,787	3,744	3,164	27,621
Customer deposits	0	0	0	0	0	265	265
Trading liabilities	9	0	0	0	8	76	93
Short-term borrowings	0	4,280	0	7	0	(1)	4,286
Long-term debt	9,067	17	3,187	179	93	449	12,992
Other liabilities	34	16	67	2	152	439	710
Total liabilities of consolidated VIEs	9,110	4,313	3,254	188	253	1,228	18,346

Non-consolidated VIEs
Non-consolidated VIE assets are related to the non-consolidated VIEs with which the Bank has variable interests. These amounts represent the assets of the entities themselves and are typically unrelated to the exposures the Bank has with the entity and thus are not amounts that are considered for risk management purposes.

Non-consolidated VIEs
		Financial intermediation
end of	CDO	Securi- tizations	Funds	Loans	Other	Total
6M14 (CHF million)
Trading assets	141	5,071	1,322	575	613	7,722
Net loans	174	717	2,758	1,682	1,128	6,459
Other assets	0	4	30	0	187	221
Total variable interest assets	315	5,792	4,110	2,257	1,928	14,402
Maximum exposure to loss	1,417	9,674	4,273	6,284	2,017	23,665
Non-consolidated VIE assets	9,140	96,746	64,524	27,684	8,141	206,235
2013 (CHF million)
Trading assets	183	4,920	979	725	713	7,520
Net loans	2	613	2,712	2,856	1,282	7,465
Other assets	0	0	47	0	6	53
Total variable interest assets	185	5,533	3,738	3,581	2,001	15,038
Maximum exposure to loss	186	7,496	3,926	7,433	2,090	21,131
Non-consolidated VIE assets	10,211	101,524	55,509	31,144	8,525	206,913

26 Financial instruments
> Refer to “Note 27 – Financial instruments” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q14 and to “Note 33 – Financial instruments” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2013 for further information.

Assets and liabilities measured at fair value on a recurring basis
end of 6M14	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Assets (CHF million)
Cash and due from banks	0	724	0	0		724
Interest-bearing deposits with banks	0	309	0	0		309
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	86,517	69	0		86,586
Debt	177	698	0	0		875
of which corporates	0	655	0	0		655
Equity	20,704	32	0	0		20,736
Securities received as collateral	20,881	730	0	0		21,611
Debt	39,520	60,960	4,600	0		105,080
of which foreign governments	38,953	5,224	305	0		44,482
of which corporates	69	24,522	1,774	0		26,365
of which RMBS	0	23,794	548	0		24,342
of which CMBS	0	5,122	334	0		5,456
of which CDO	0	2,232	1,369	0		3,601
Equity	81,567	6,100	674	0		88,341
Derivatives	8,808	485,238	5,125	(468,228)		30,943
of which interest rate products	2,165	390,381	1,713	–		–
of which foreign exchange products	210	43,163	390	–		–
of which equity/index-related products	6,138	23,641	932	–		–
of which credit derivatives	0	24,587	1,097	–		–
Other	2,972	5,218	3,082	0		11,272
Trading assets	132,867	557,516	13,481	(468,228)		235,636
Debt	1,583	339	0	0		1,922
of which foreign governments	1,584	0	0	0		1,584
of which corporates	0	279	0	0		279
of which CDO	0	59	0	0		59
Equity	1	102	3	0		106
Investment securities	1,584	441	3	0		2,028
Private equity	0	0	1,239	0		1,239
of which equity funds	0	0	567	0		567
Hedge funds	0	159	323	0		482
of which debt funds	0	119	312	0		431
Other equity investments	84	110	1,723	0		1,917
of which private	0	82	1,723	0		1,805
Life finance instruments	0	0	1,605	0		1,605
Other investments	84	269	4,890	0		5,243
Loans	0	11,299	8,598	0		19,897
of which commercial and industrial loans	0	5,521	5,699	0		11,220
of which financial institutions	0	4,842	1,572	0		6,414
Other intangible assets (mortgage servicing rights)	0	0	66	0		66
Other assets	4,102	21,980	5,923	(733)		31,272
of which loans held-for-sale	0	13,300	5,242	0		18,542
Total assets at fair value	159,518	679,785	33,030	(468,961)		403,372
Less other investments - equity at fair value attributable to noncontrolling interests	(80)	(132)	(752)	0		(964)
Less assets consolidated under ASU 2009-17 [2]	0	(7,862)	(2,079)	0		(9,941)
Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	159,438	671,791	30,199	(468,961)		392,467
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 6M14	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Liabilities (CHF million)
Due to banks	0	1,008	0	0		1,008
Customer deposits	0	3,132	87	0		3,219
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	60,529	0	0		60,529
Debt	177	698	0	0		875
of which corporates	0	655	0	0		655
Equity	20,704	32	0	0		20,736
Obligation to return securities received as collateral	20,881	730	0	0		21,611
Debt	17,778	4,744	0	0		22,522
of which foreign governments	17,616	407	0	0		18,023
of which corporates	9	3,893	0	0		3,902
Equity	17,758	310	19	0		18,087
Derivatives	8,959	494,264	4,896	(473,603)		34,516
of which interest rate products	2,207	383,514	1,185	–		–
of which foreign exchange products	232	56,149	696	–		–
of which equity/index-related products	6,201	26,397	1,265	–		–
of which credit derivatives	0	25,055	1,291	–		–
Trading liabilities	44,495	499,318	4,915	(473,603)		75,125
Short-term borrowings	0	7,031	101	0		7,132
Long-term debt	3	58,422	10,313	0		68,738
of which treasury debt over two years	0	8,134	0	0		8,134
of which structured notes over two years	0	26,120	7,374	0		33,494
of which non-recourse liabilities	3	8,898	2,028	0		10,929
Other liabilities	0	17,303	3,321	(619)		20,005
of which failed sales	0	479	727	0		1,206
Total liabilities at fair value	65,379	647,473	18,737	(474,222)		257,367
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2013	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Assets (CHF million)
Cash and due from banks	0	527	0	0		527
Interest-bearing deposits with banks	0	311	0	0		311
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	96,383	204	0		96,587
Debt	409	1,592	0	0		2,001
of which corporates	0	1,558	0	0		1,558
Equity	20,689	110	0	0		20,799
Securities received as collateral	21,098	1,702	0	0		22,800
Debt	41,829	63,217	5,069	0		110,115
of which foreign governments	40,199	6,980	230	0		47,409
of which corporates	14	24,267	2,128	0		26,409
of which RMBS	0	23,343	436	0		23,779
of which CMBS	0	5,255	417	0		5,672
of which CDO	0	3,305	1,567	0		4,872
Equity	70,463	5,777	595	0		76,835
Derivatives	6,610	563,882	5,217	(543,922)		31,787
of which interest rate products	1,065	444,187	1,574	–		–
of which foreign exchange products	8	60,732	484	–		–
of which equity/index-related products	5,278	28,941	1,240	–		–
of which credit derivatives	0	25,662	1,138	–		–
Other	3,690	4,480	2,829	0		10,999
Trading assets	122,592	637,356	13,710	(543,922)		229,736
Debt	1,164	362	0	0		1,526
of which foreign governments	1,162	2	0	0		1,164
of which corporates	0	262	0	0		262
of which CDO	0	100	0	0		100
Equity	1	98	2	0		101
Investment securities	1,165	460	2	0		1,627
Private equity	0	0	3,339	0		3,339
of which equity funds	0	0	2,230	0		2,230
Hedge funds	0	289	392	0		681
of which debt funds	0	174	329	0		503
Other equity investments	283	55	1,632	0		1,970
of which private	0	15	1,631	0		1,646
Life finance instruments	0	0	1,600	0		1,600
Other investments	283	344	6,963	0		7,590
Loans	0	11,459	7,998	0		19,457
of which commercial and industrial loans	0	6,302	5,309	0		11,611
of which financial institutions	0	4,484	1,322	0		5,806
Other intangible assets (mortgage servicing rights)	0	0	42	0		42
Other assets	4,861	21,426	6,159	(928)		31,518
of which loans held-for-sale	0	12,770	5,615	0		18,385
Total assets at fair value	149,999	769,968	35,078	(544,850)		410,195
Less other investments - equity at fair value attributable to noncontrolling interests	(246)	(149)	(2,781)	0		(3,176)
Less assets consolidated under ASU 2009-17 [2]	0	(8,996)	(2,458)	0		(11,454)
Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	149,753	760,823	29,839	(544,850)		395,565
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2013	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Liabilities (CHF million)
Due to banks	0	1,460	0	0		1,460
Customer deposits	0	3,186	55	0		3,241
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	75,990	114	0		76,104
Debt	409	1,592	0	0		2,001
of which corporates	0	1,558	0	0		1,558
Equity	20,689	110	0	0		20,799
Obligation to return securities received as collateral	21,098	1,702	0	0		22,800
Debt	19,037	5,312	2	0		24,351
of which foreign governments	18,863	603	0	0		19,466
of which corporates	1	4,132	2	0		4,135
Equity	15,476	309	17	0		15,802
Derivatives	5,879	572,717	5,545	(547,482)		36,659
of which interest rate products	896	439,502	1,129	–		–
of which foreign exchange products	14	71,588	938	–		–
of which equity/index-related products	4,691	30,800	1,896	–		–
of which credit derivatives	0	25,942	1,230	–		–
Trading liabilities	40,392	578,338	5,564	(547,482)		76,812
Short-term borrowings	0	5,888	165	0		6,053
Long-term debt	0	52,073	9,780	0		61,853
of which treasury debt over two years	0	9,081	0	0		9,081
of which structured notes over two years	0	20,680	6,217	0		26,897
of which non-recourse liabilities	0	9,509	2,552	0		12,061
Other liabilities	0	19,386	2,859	(274)		21,971
of which failed sales	0	638	1,143	0		1,781
Total liabilities at fair value	61,490	738,023	18,537	(547,756)		270,294
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.

Transfers between level 1 and level 2
	6M14		6M13
in	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2
Assets (CHF million)
Debt	400	11	471	85
Equity	409	78	422	171
Derivatives	4,693	1	4,093	1
Trading assets	5,502	90	4,986	257
Liabilities (CHF million)
Debt	312	0	6	17
Equity	129	81	250	17
Derivatives	4,746	19	3,536	9
Trading liabilities	5,187	100	3,792	43

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues			Other revenues
6M14	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	204	0	(135)	0	0	0	0	0		0	0		0	0	69
Debt	5,069	518	(1,261)	3,644	(3,747)	0	0	(44)		410	0		0	11	4,600
of which corporates	2,128	135	(487)	837	(1,062)	0	0	(59)		272	0		0	10	1,774
of which RMBS	436	309	(252)	430	(439)	0	0	12		55	0		0	(3)	548
of which CMBS	417	44	(181)	172	(102)	0	0	1		(15)	0		0	(2)	334
of which CDO	1,567	17	(130)	1,950	(2,097)	0	0	(1)		68	0		0	(5)	1,369
Equity	595	117	(231)	303	(266)	0	0	42		118	0		0	(4)	674
Derivatives	5,217	368	(266)	0	0	1,542	(2,134)	19		384	0		0	(5)	5,125
of which interest rate products	1,574	31	(12)	0	0	92	(361)	5		381	0		0	3	1,713
of which equity/index-related products	1,240	24	(123)	0	0	192	(257)	14		(157)	0		0	(1)	932
of which credit derivatives	1,138	251	(124)	0	0	314	(504)	(3)		28	0		0	(3)	1,097
Other	2,829	279	(449)	1,372	(1,085)	0	(122)	6		259	0		0	(7)	3,082
Trading assets	13,710	1,282	(2,207)	5,319	(5,098)	1,542	(2,256)	23		1,171	0		0	(5)	13,481
Investment securities	2	0	0	0	0	0	0	0		0	0		0	1	3
Equity	5,363	0	(14)	447	(3,000)	0	0	0		33	0		443	13	3,285
Life finance instruments	1,600	0	0	100	(154)	0	0	0		65	0		0	(6)	1,605
Other investments	6,963	0	(14)	547	(3,154)	0	0	0		98	0		443	7	4,890
Loans	7,998	109	(366)	172	(912)	2,516	(896)	1		4	0		2	(30)	8,598
of which commercial and industrial loans	5,309	107	(276)	161	(628)	1,799	(758)	1		5	0		0	(21)	5,699
of which financial institutions	1,322	2	(17)	11	(81)	429	(98)	0		3	0		4	(3)	1,572
Other intangible assets (mortgage servicing rights)	42	0	0	26	0	0	0	0		0	0		(2)	0	66
Other assets	6,159	1,428	(1,561)	2,407	(2,181)	347	(827)	19		127	0		(1)	6	5,923
of which loans held-for-sale [2]	5,615	1,427	(1,544)	2,159	(2,118)	346	(828)	25		152	0		(1)	9	5,242
Total assets at fair value	35,078	2,819	(4,283)	8,471	(11,345)	4,405	(3,979)	43		1,400	0		442	(21)	33,030
Liabilities (CHF million)
Customer deposits	55	0	0	0	0	25	0	0		2	0		0	5	87
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	114	0	(114)	0	0	0	0	0		0	0		0	0	0
Trading liabilities	5,564	519	(754)	22	(18)	838	(1,766)	214		307	0		0	(11)	4,915
of which interest rate derivatives	1,129	36	(6)	0	0	42	(234)	4		216	0		0	(2)	1,185
of which foreign exchange derivatives	938	0	(2)	0	0	3	(144)	(4)		(94)	0		0	(1)	696
of which equity/index-related derivatives	1,896	190	(589)	0	0	402	(691)	209		(147)	0		0	(5)	1,265
of which credit derivatives	1,230	266	(152)	0	0	206	(542)	7		279	0		0	(3)	1,291
Short-term borrowings	165	13	(35)	0	0	249	(294)	(1)		2	0		0	2	101
Long-term debt	9,780	605	(1,840)	0	0	3,386	(1,885)	11		300	0		0	(44)	10,313
of which structured notes over two years	6,217	220	(971)	0	0	2,493	(778)	8		217	0		0	(32)	7,374
of which non-recourse liabilities	2,552	378	(583)	0	0	330	(673)	16		14	0		0	(6)	2,028
Other liabilities	2,859	79	(93)	262	(630)	632	(170)	14		94	4		267	3	3,321
of which failed sales	1,143	65	(42)	78	(560)	0	0	0		47	0		(2)	(2)	727
Total liabilities at fair value	18,537	1,216	(2,836)	284	(648)	5,130	(4,115)	238		705	4		267	(45)	18,737
Net assets/(liabilities) at fair value	16,541	1,603	(1,447)	8,187	(10,697)	(725)	136	(195)		695	(4)		175	24	14,293
1 For all transfers to level 3 or out of level 3, the Bank determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
2
Includes unrealized gains recorded in trading revenues of CHF 20 million primarily related to subprime exposures in securitized business and market movements across the wider loans held-for-sale portfolio.

58 / 59

Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues			Other revenues
6M13	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Debt	5,830	465	(979)	3,291	(4,545)	0	0	130		150	0		0	169	4,511
of which corporates	3,192	146	(483)	1,009	(2,020)	0	0	113		9	0		0	91	2,057
of which RMBS	724	257	(292)	758	(638)	0	0	6		64	0		0	27	906
of which CMBS	1,023	26	(100)	129	(821)	0	0	(3)		33	0		0	19	306
of which CDO	447	14	(39)	1,384	(1,008)	0	0	2		45	0		0	20	865
Equity	485	190	(173)	139	(236)	0	0	6		(2)	0		0	14	423
Derivatives	6,650	916	(897)	0	0	721	(1,004)	96		(97)	0		0	194	6,579
of which interest rate products	1,859	42	(198)	0	0	164	(198)	2		(161)	0		0	50	1,560
of which equity/index-related products	1,920	149	(258)	0	0	116	(225)	62		250	0		0	62	2,076
of which credit derivatives	1,294	721	(262)	0	0	111	(302)	33		(9)	0		0	41	1,627
Other	2,486	165	(224)	2,727	(2,133)	0	(65)	1		(46)	0		0	89	3,000
Trading assets	15,451	1,736	(2,273)	6,157	(6,914)	721	(1,069)	233		5	0		0	466	14,513
Investment securities	170	0	0	166	(17)	0	0	0		0	0		0	0	319
Equity	6,264	0	(40)	479	(1,058)	0	0	0		(2)	0		279	194	6,116
Life finance instruments	1,818	0	0	100	(186)	0	0	0		(80)	0		0	61	1,713
Other investments	8,082	0	(40)	579	(1,244)	0	0	0		(82)	0		279	255	7,829
Loans	6,619	93	(1,644)	368	(834)	3,593	(1,193)	(1)		(81)	0		0	229	7,149
of which commercial and industrial loans	4,778	81	(322)	368	(595)	1,346	(780)	0		(126)	0		0	149	4,899
of which financial institutions	1,530	11	(2)	1	(119)	240	(363)	0		(49)	0		0	49	1,298
Other intangible assets (mortgage servicing rights)	43	0	0	0	0	0	0	0		0	0		(6)	2	39
Other assets	5,164	1,551	(1,556)	2,673	(1,707)	700	(501)	16		133	0		0	158	6,631
of which loans held-for-sale	4,463	1,540	(1,554)	2,494	(1,538)	700	(501)	15		92	0		0	131	5,842
Total assets at fair value	35,529	3,380	(5,513)	9,943	(10,716)	5,014	(2,763)	248		(25)	0		273	1,110	36,480
Liabilities (CHF million)
Customer deposits	25	0	0	0	0	53	0	0		(13)	0		0	(3)	62
Trading liabilities	5,356	1,024	(814)	53	(155)	489	(1,125)	124		252	0		0	165	5,369
of which interest rate derivatives	1,357	59	(132)	0	0	82	(43)	3		(269)	0		0	38	1,095
of which foreign exchange derivatives	1,648	15	(14)	0	0	13	(472)	(1)		73	0		0	50	1,312
of which equity/index-related derivatives	1,003	111	(302)	0	0	275	(308)	90		341	0		0	34	1,244
of which credit derivatives	819	808	(267)	0	0	71	(226)	40		89	0		0	27	1,361
Short-term borrowings	124	46	(34)	0	0	203	(86)	(4)		(61)	0		0	5	193
Long-term debt	10,098	1,728	(1,209)	0	0	2,818	(2,787)	16		(51)	0		0	347	10,960
of which structured notes over two years	6,189	321	(893)	0	0	1,966	(1,160)	12		(352)	0		0	223	6,306
of which non-recourse liabilities	2,551	1,369	(196)	0	0	438	(1,274)	10		114	0		0	76	3,088
Other liabilities	2,847	31	(131)	62	(280)	1	(58)	(16)		(18)	26		135	77	2,676
of which failed sales	1,160	12	(77)	45	(230)	0	0	(4)		(8)	0		0	38	936
Total liabilities at fair value	18,450	2,829	(2,188)	115	(435)	3,564	(4,056)	120		109	26		135	591	19,260
Net assets/(liabilities) at fair value	17,079	551	(3,325)	9,828	(10,281)	1,450	1,293	128		(134)	(26)		138	519	17,220
1 For all transfers to level 3 or out of level 3, the Bank determines and discloses as level 3 events only gains or losses through the last day of the reporting period.

60 / 61

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
	6M14				6M13
in	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues
Gains and losses on assets and liabilities (CHF million)
Net realized/unrealized gains/(losses) included in net revenues	500	171	671	[1]	(6)	112	106	[1]
Whereof:
Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(528)	84	(444)		(1,079)	74	(1,005)
1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.

Quantitative information about level 3 assets at fair value
end of 6M14	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	69	Discounted cash flow	Funding spread, in bp		350	350	350
Debt	4,600
of which corporates	1,774
of which	122	Option model	Correlation, in %		(83)	100	12
			Buyback probability, in %	[2]	50	100	59
of which	427	Market comparable	Price, in %		0	135	89
of which	1,125	Discounted cash flow	Credit spread, in bp		9	1,445	383
of which RMBS	548	Discounted cash flow	Discount rate, in %		1	32	9
			Prepayment rate, in %		0	35	8
			Default rate, in %		0	27	3
			Loss severity, in %		0	100	42
of which CMBS	334	Discounted cash flow	Capitalization rate, in %		7	12	8
			Discount rate, in %		1	26	8
			Prepayment rate, in %		0	28	14
			Default rate, in %		0	14	0
			Loss severity, in %		0	50	2
of which CDO	1,369
of which	110	Vendor price	Price, in %		50	100	95
of which	338	Discounted cash flow	Discount rate, in %		2	18	8
			Prepayment rate, in %		0	30	10
			Default rate, in %		0	7	2
			Loss severity, in %		0	100	31
of which	785	Market comparable	Price, in %		89	197	186
Equity	674
of which	421	Market comparable	EBITDA multiple		3	12	9
			Price, in %		1	179	48
of which	25	Discounted cash flow	Capitalization rate, in %		7	7	7
			Discount rate, in %		15	15	15
Derivatives	5,125
of which interest rate products	1,713	Option model	Correlation, in %		15	100	80
			Prepayment rate, in %		5	36	28
			Volatility skew, in %		(8)	2	(1)
			Credit spread, in bp		60	531	137
of which equity/index-related products	932	Option model	Correlation, in %		(83)	100	12
			Volatility, in %		0	170	20
of which credit derivatives	1,097	Discounted cash flow	Credit spread, in bp		1	1,928	117
			Recovery rate, in %		0	77	26
			Discount rate, in %		1	34	15
			Default rate, in %		1	22	7
			Loss severity, in %		10	90	57
			Correlation, in %		32	97	70
			Prepayment rate, in %		0	31	5
Other	3,082
of which	2,398	Market comparable	Price, in %		0	108	45
of which	646	Discounted cash flow	Market implied life expectancy, in years		3	20	9
Trading assets	13,481
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of corporate bonds being called by the issuer at its option over the remaining life of the financial instrument.

Quantitative information about level 3 assets at fair value (continued)
end of 6M14	Fair value	Valuation technique		Unobservable input		Minimum value		Maximum value		Weighted average	[1]
CHF million, except where indicated
Investment securities	3	–		–		–		–		–
Private equity	1,239	–	[2]	–	[2]	–	[2]	–	[2]	–	[2]
Hedge funds	323	–	[2]	–	[2]	–	[2]	–	[2]	–	[2]
Other equity investments	1,723
of which private	1,723
of which	350	Discounted cash flow		Contingent probability, in %		69		69		69
of which	944	–	[2]	–	[2]	–	[2]	–	[2]	–	[2]
Life finance instruments	1,605	Discounted cash flow		Market implied life expectancy, in years		1		21		8
Other investments	4,890
Loans	8,598
of which commercial and industrial loans	5,699
of which	4,798	Discounted cash flow		Credit spread, in bp		11		2,692		366
of which	637	Market comparable		Price, in %		0		118		92
of which financial institutions	1,572	Discounted cash flow		Credit spread, in bp		93		813		318
Other intangible assets (mortgage servicing rights)	66	–		–		–		–		–
Other assets	5,923
of which loans held-for-sale	5,242
of which	1,707	Vendor price		Price, in %		0		104		99
of which	820	Discounted cash flow		Credit spread, in bp		75		623		270
				Recovery rate, in %		1		1		1
of which	2,424	Market comparable		Price, in %		0		103		68
Total level 3 assets at fair value	33,030
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Disclosure not required as balances are carried at unadjusted net asset value. Refer to "Fair value, unfunded commitments and term of redemption conditions" for further information.

Quantitative information about level 3 assets at fair value (continued)
end of 2013	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	204	Discounted cash flow	Funding spread, in bp		90	350	178
Debt	5,069
of which corporates	2,128
of which	129	Option model	Correlation, in %		(83)	96	14
			Buyback probability, in %	[2]	50	100	62
of which	592	Market comparable	Price, in %		0	112	91
of which	807	Discounted cash flow	Credit spread, in bp		22	957	348
of which RMBS	436	Discounted cash flow	Discount rate, in %		2	33	9
			Prepayment rate, in %		0	27	7
			Default rate, in %		0	25	5
			Loss severity, in %		0	100	48
of which CMBS	417	Discounted cash flow	Capitalization rate, in %		5	12	9
			Discount rate, in %		1	30	9
			Prepayment rate, in %		0	20	10
			Default rate, in %		0	18	1
			Loss severity, in %		0	40	3
of which CDO	1,567
of which	118	Vendor price	Price, in %		0	100	94
of which	278	Discounted cash flow	Discount rate, in %		2	24	6
			Prepayment rate, in %		0	30	7
			Default rate, in %		1	15	3
			Loss severity, in %		25	100	68
of which	423	Market comparable	Price, in %		85	101	98
Equity	595
of which	270	Market comparable	EBITDA multiple		3	12	7
of which	35	Discounted cash flow	Capitalization rate, in %		7	7	7
			Discount rate, in %		15	15	15
Derivatives	5,217
of which interest rate products	1,574	Option model	Correlation, in %		15	100	82
			Prepayment rate, in %		5	31	24
			Volatility, in %		2	31	6
			Volatility skew, in %		(9)	2	(1)
			Credit spread, in bp		95	2,054	218
of which equity/index-related products	1,240	Option model	Correlation, in %		(83)	96	14
			Volatility, in %		2	252	26
of which credit derivatives	1,138	Discounted cash flow	Credit spread, in bp		1	2,054	298
			Recovery rate, in %		0	77	25
			Discount rate, in %		4	29	14
			Default rate, in %		1	16	6
			Loss severity, in %		10	100	59
			Correlation, in %		34	97	83
			Prepayment rate, in %		0	17	5
Other	2,829
of which	2,139	Market comparable	Price, in %		0	146	34
of which	589	Discounted cash flow	Market implied life expectancy, in years		3	19	9
Trading assets	13,710
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of corporate bonds being called by the issuer at its option over the remaining life of the financial instrument.

Quantitative information about level 3 assets at fair value (continued)
end of 2013	Fair value	Valuation technique		Unobservable input		Minimum value		Maximum value		Weighted average	[1]
CHF million, except where indicated
Investment securities	2	–		–		–		–		–
Private equity	3,339	–	[2]	–	[2]	–	[2]	–	[2]	–	[2]
Hedge funds	392	–	[2]	–	[2]	–	[2]	–	[2]	–	[2]
Other equity investments	1,632
of which private	1,631
of which	384	Discounted cash flow		Credit spread, in bp		897		3,175		1,207
				Contingent probability, in %		59		59		59
of which	813	Market comparable		EBITDA multiple		1		10		8
Life finance instruments	1,600	Discounted cash flow		Market implied life expectancy, in years		1		21		9
Other investments	6,963
Loans	7,998
of which commercial and industrial loans	5,309
of which	4,526	Discounted cash flow		Credit spread, in bp		50		2,488		504
of which	326	Market comparable		Price, in %		0		100		69
of which financial institutions	1,322	Discounted cash flow		Credit spread, in bp		98		884		302
Other intangible assets (mortgage servicing rights)	42	–		–		–		–
Other assets	6,159
of which loans held-for-sale	5,615
of which	1,954	Vendor price		Price, in %		0		160		99
of which	1,042	Discounted cash flow		Credit spread, in bp		75		2,389		467
				Recovery rate, in %		1		1		0
of which	2,420	Market comparable		Price, in %		0		105		59
Total level 3 assets at fair value	35,078
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Disclosure not required as balances are carried at unadjusted net asset value. Refer to "Fair value, unfunded commitments and term of redemption conditions" for further information.

Quantitative information about level 3 liabilities at fair value
end of 6M14	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	87	–	–		–	–	–
Trading liabilities	4,915
of which interest rate derivatives	1,185	Option model	Basis spread, in bp		(10)	98	56
			Correlation, in %		17	100	70
			Mean reversion, in %	[2]	5	10	5
			Prepayment rate, in %		8	36	27
			Gap risk, in %	[3]	20	20	20
of which foreign exchange derivatives	696	Option model	Correlation, in %		(10)	70	50
			Prepayment rate, in %		23	36	29
of which equity/index-related derivatives	1,265	Option model	Correlation, in %		(83)	100	12
			Skew, in %		49	159	106
			Volatility, in %		3	170	28
			Buyback probability, in %	[4]	50	100	59
of which credit derivatives	1,291	Discounted cash flow	Credit spread, in bp		1	1,831	133
			Discount rate, in %		1	35	15
			Default rate, in %		1	21	7
			Recovery rate, in %		0	77	38
			Loss severity, in %		10	90	61
			Correlation, in %		32	98	53
			Funding spread, in bp		51	51	51
			Prepayment rate, in %		0	11	4
Short-term borrowings	101	–	–		–	–	–
Long-term debt	10,313
of which structured notes over two years	7,374
of which	5,910	Option model	Correlation, in %		(83)	100	13
			Volatility, in %		3	170	25
			Buyback probability, in %	[4]	50	100	59
			Gap risk, in %	[3]	0	4	0
of which	452	Discounted cash flow	Credit spread, in bp		305	673	372
of which non-recourse liabilities	2,028
of which	1,831	Vendor price	Price, in %		0	104	99
of which	143	Market comparable	Price, in %		0	87	8
Other liabilities	3,321
of which failed sales	727
of which	661	Market comparable	Price, in %		0	100	68
of which	50	Discounted cash flow	Credit spread, in bp		535	2,692	2,037
			Recovery rate, in %		26	26	26
Total level 3 liabilities at fair value	18,737
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.
3 Risk of unexpected large declines in the underlying values between collateral settlement dates.
4 Estimate of the probability of structured notes being put back to the Bank at the option of the investor over the remaining life of the financial instruments.

Quantitative information about level 3 liabilities at fair value (continued)
end of 2013	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	55	–	–		–	–	–
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	114	Discounted cash flow	Funding spread, in bp		90	90	90
Trading liabilities	5,564
of which interest rate derivatives	1,129	Option model	Basis spread, in bp		(5)	148	74
			Correlation, in %		17	99	62
			Mean reversion, in %	[2]	5	10	6
			Prepayment rate, in %		5	31	23
of which foreign exchange derivatives	938	Option model	Correlation, in %		(10)	70	48
			Prepayment rate, in %		19	31	25
of which equity/index-related derivatives	1,896	Option model	Correlation, in %		(83)	96	14
			Skew, in %		79	152	118
			Volatility, in %		2	252	26
			Buyback probability, in %	[3]	50	100	62
of which credit derivatives	1,230	Discounted cash flow	Credit spread, in bp		1	2,052	252
			Discount rate, in %		4	29	14
			Default rate, in %		1	15	6
			Recovery rate, in %		14	77	43
			Loss severity, in %		6	100	62
			Correlation, in %		34	98	55
			Prepayment rate, in %		0	17	2
Short-term borrowings	165	–	–		–	–	–
Long-term debt	9,780
of which structured notes over two years	6,217	Option model	Correlation, in %		(83)	99	16
			Volatility, in %		5	252	28
			Buyback probability, in %	[3]	50	100	62
			Gap risk, in %	[4]	0	5	0
of which non-recourse liabilities	2,552
of which	2,105	Vendor price	Price, in %		0	217	104
of which	301	Market comparable	Price, in %		0	93	13
Other liabilities	2,859
of which failed sales	1,143
of which	829	Market comparable	Price, in %		0	100	63
of which	195	Discounted cash flow	Credit spread, in bp		813	1,362	1,185
			Recovery rate, in %		23	23	23
Total level 3 liabilities at fair value	18,537
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.
3 Estimate of the probability of structured notes being put back to the Bank at the option of the investor over the remaining life of the financial instruments.
4 Risk of unexpected large declines in the underlying values between collateral settlement dates.

Fair value, unfunded commitments and term of redemption conditions
	6M14							2013
end of	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments		Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments
Fair value and unfunded commitments (CHF million)
Debt funds	6		105		111	0		1		18		19	0
Equity funds	31		2,087	[1]	2,118	0		28		3,096	[2]	3,124	0
Equity funds sold short	0		(13)		(13)	0		0		(17)		(17)	0
Total funds held in trading assets and liabilities	37		2,179		2,216	0		29		3,097		3,126	0
Debt funds	312		119		431	1		320		183		503	6
Equity funds	0		0		0	0		0		25		25	0
Others	0		51		51	0		0		153		153	31
Hedge funds	312		170	[3]	482	1		320		361	[4]	681	37
Debt funds	19		0		19	14		53		0		53	2
Equity funds	567		0		567	117		2,230		0		2,230	464
Real estate funds	264		0		264	87		350		0		350	110
Others	389		0		389	123		706		0		706	250
Private equities	1,239		0		1,239	341		3,339		0		3,339	826
Equity method investments	373		38		411	0		349		0		349	0
Total funds held in other investments	1,924		208		2,132	342		4,008		361		4,369	863
Total fair value	1,961	[5]	2,387	[6]	4,348	342	[7]	4,037	[5]	3,458	[6]	7,495	863	[7]
1
35 % of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days , 29 % is redeemable on a monthly basis with a notice period primarily of less than 30 days , 26 % is redeemable on an annual basis with a notice period primarily of more than 60 days , and 11 % is redeemable on a quarterly basis with a notice period primarily of more than 45 days .

2
55 % of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days , 19 % is redeemable on an annual basis with a notice period primarily of more than 60 days , 17 % is redeemable on a monthly basis with a notice period primarily of less than 30 days , and 9 % is redeemable on a quarterly basis with a notice period primarily of more than 45 days .

3
84 % of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days , and 14 % is redeemable on an annual basis with a notice period of more than 60 days .

4
45 % of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days , 33 % is redeemable on demand with a notice period primarily of less than 30 days , and 21 % is redeemable on an annual basis with a notice period of more than 60 days .

5 Includes CHF 641 million and CHF 1,819 million attributable to noncontrolling interests in 6M14 and 2013, respectively.
6 Includes CHF 116 million and CHF 107 million attributable to noncontrolling interests in 6M14 and 2013, respectively.
7 Includes CHF 175 million and CHF 405 million attributable to noncontrolling interests in 6M14 and 2013, respectively.

Nonrecurring fair value changes
end of	6M14	2013
Assets held-for-sale recorded at fair value on a nonrecurring basis (CHF billion)
Assets held-for-sale recorded at fair value on a nonrecurring basis	0.2	0.3
of which level 3	0.2	0.3

Difference between the aggregate fair value and the aggregate unpaid principal balances on loans and financial instruments
	6M14			2013
end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Loans (CHF million)
Non-interest-earning loans	1,039	3,211	(2,172)	956	3,262	(2,306)
Financial instruments (CHF million)
Interest-bearing deposits with banks	309	306	3	311	307	4
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	86,586	86,304	282	96,587	96,217	370
Loans	19,897	20,010	(113)	19,457	19,653	(196)
Other assets [1]	21,539	27,671	(6,132)	20,749	25,756	(5,007)
Due to banks and customer deposits	(713)	(689)	(24)	(690)	(680)	(10)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(60,529)	(60,458)	(71)	(76,104)	(76,012)	(92)
Short-term borrowings	(7,132)	(7,075)	(57)	(6,053)	(5,896)	(157)
Long-term debt	(68,738)	(67,939)	(799)	(61,853)	(61,529)	(324)
Other liabilities	(1,205)	(2,631)	1,426	(1,780)	(3,285)	1,505
1 Primarily loans held-for-sale.

Gains and losses on financial instruments
	6M14		6M13
in	Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	0	[1]	4	[1]
of which related to credit risk	(1)		(2)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	472	[1]	532	[1]
Other investments	207	[3]	(34)	[2]
of which related to credit risk	3		0
Loans	531	[1]	224	[1]
of which related to credit risk	70		(107)
Other assets	952	[1]	1,128	[1]
of which related to credit risk	351		300
Due to banks and customer deposits	(26)	[2]	13	[2]
of which related to credit risk	(8)		(1)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(38)	[1]	40	[2]
Short-term borrowings	(46)	[2]	6	[2]
Long-term debt	(2,114)	[2]	783	[2]
of which related to credit risk [4]	(2)		21
Other liabilities	43	[3]	254	[2]
of which related to credit risk	(39)		51
1 Primarily recognized in net interest income.
2 Primarily recognized in trading revenues.
3 Primarily recognized in other revenues.
4
Changes in fair value related to credit risk are due to the change in the Bank's own credit spreads. Other changes in fair value are attributable to changes in foreign currency exchange rates and interest rates, as well as movements in the reference price or index for structured notes.

Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
6M14 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	79,155	0	78,608	548	79,156
Loans	215,609	0	217,651	2,508	220,159
Other financial assets [1]	147,481	67,454	78,838	1,522	147,814
Financial liabilities
Due to banks and deposits	357,620	203,360	154,161	10	357,531
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	27,538	0	27,538	0	27,538
Short-term borrowings	22,294	0	22,298	0	22,298
Long-term debt	69,569	0	67,410	4,018	71,428
Other financial liabilities [2]	92,132	0	91,593	617	92,210
2013 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	63,426	0	62,882	544	63,426
Loans	209,070	0	209,820	3,940	213,760
Other financial assets [1]	143,827	71,518	71,135	1,473	144,126
Financial liabilities
Due to banks and deposits	340,278	204,134	136,064	9	340,207
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	17,928	0	17,928	0	17,928
Short-term borrowings	14,140	0	14,148	0	14,148
Long-term debt	64,788	0	62,027	3,774	65,801
Other financial liabilities [2]	96,649	1,128	94,452	1,085	96,665
1
Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

27 Assets pledged and collateral
> Refer to “Note 28 – Assets pledged and collateral” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q14 and to ”Note 34 – Assets pledged and collateral” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2013 for further information.

Assets pledged
end of	6M14	2013
Assets pledged (CHF million)
Total assets pledged or assigned as collateral	140,862	137,207
of which encumbered	93,046	92,300

Collateral
end of	6M14	2013
Collateral (CHF million)
Fair value of collateral received with the right to sell or repledge	385,551	359,508
of which sold or repledged	288,647	267,902

28 Litigation
> Refer to “Note 29 – Litigation” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q14 for further information.